Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

RIGHTSIDE GROUP, LTD.,

DONUTS INC.

and

DTS SUB INC.

dated as of

JUNE 13, 2017

TABLE TO CONTENTS

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TABLE TO CONTENTS

(continued)

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TABLE TO CONTENTS

(continued)

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TABLE TO CONTENTS

(continued)

Exhibit A	Certain Definitions	A-1
Exhibit B	Certificate of Incorporation of the Surviving Corporation	B-1
Exhibit C	Bylaws of the Surviving Corporation	C-1

Annex I	Conditions of the Offer	I-i

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of June 13, 2017 by and among: (i) Rightside Group, Ltd., a Delaware corporation (the “Company”); (ii) Donuts Inc., a Delaware corporation (“Parent”); and (iii) DTS Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Upon the terms and subject to the conditions set forth in this Agreement, Purchaser has agreed to commence a cash tender offer (as it may be extended, amended and supplemented from time to time as permitted or required under this Agreement, the “Offer”) to acquire all of the issued and outstanding shares of Company Common Stock (“Shares”) for $10.60 per share of Company Common Stock (such amount or any different amount per share paid pursuant to the Offer (to the extent permitted under this Agreement), the “Offer Price”), net to the holder thereof in cash, without interest.

B. Following the consummation of the Offer, upon the terms and subject to the conditions set forth herein, Purchaser will be merged with and into the Company (the “Merger”), with the Company as the surviving corporation (the “Surviving Corporation”), in accordance with the DGCL, whereby each Share, except as otherwise provided herein, will be converted into the right to receive the Offer Price, net to the holder thereof in cash, without interest, upon the terms and subject to the conditions set forth in this Agreement.

C. The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held has unanimously determined that this Agreement and the Transactions are advisable, fair to and in the best interests of the Company’s stockholders, has unanimously approved and declared advisable this Agreement and the Transactions in accordance with the DGCL, and has unanimously resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

D. The Board of Directors of Parent has approved and declared advisable this Agreement and the Transactions.

E. The Board of Directors of Purchaser has determined that this Agreement and the Transactions are advisable, fair to and in the best interests of Purchaser and its sole stockholder, Parent, and has approved this Agreement and the Transactions.

F. The Merger will be governed by Section 251(h) of the DGCL and will be effected as soon as practicable following the consummation of the Offer upon the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE 1

The Offer

Section 1.1 The Offer.

(a) Provided that this Agreement has not been terminated in accordance with Article 8, as promptly as practicable after the date of this Agreement, but in no event more than ten (10) Business Days after the date of this Agreement, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b) Upon the terms and subject to the conditions set forth in this Agreement, including the prior satisfaction of the Minimum Condition and the satisfaction or waiver by Purchaser of the other conditions set forth in Annex I (collectively, the “Offer Conditions”), Purchaser shall (and Parent shall cause Purchaser to), as promptly as practicable after the Expiration Date (as it may be extended in accordance with this Section 1.1), consummate the Offer in accordance with its terms and accept for payment and promptly thereafter (and in any event within three (3) Business Days of the Expiration Date) pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer.

(c) The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) in accordance with the terms set forth in this Agreement, the Minimum Condition and the other Offer Conditions. Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition other than the Minimum Condition, and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that unless otherwise provided by this Agreement, without the prior written consent of the Company (which the Company may withhold in its sole discretion), Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares subject to the Offer, (D) impose conditions to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions in any manner that adversely affects holders of Shares, (F) amend or modify the Minimum Condition, or (G) extend or otherwise change the Expiration Date in a manner other than as required or permitted by this Agreement. Parent and Purchaser may waive the Minimum Condition only with the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion. The Offer may not be terminated or withdrawn prior to the Expiration Date, unless this Agreement is terminated in accordance with Article 8.

(d) Unless extended pursuant to and in accordance with the terms of this Agreement, the Offer shall expire at midnight (i.e., one minute after 11:59 pm) (New York City time) on the date that is twenty (20) Business Days (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) after the date on which the Offer is first commenced (within the meaning of Rule 14d-2 under the Exchange Act), or, in the event the Offer has been extended beyond the initial expiration date pursuant to and in accordance with this Agreement, the date and time to which the Offer has been so extended (such initial expiration date, or such later date and time to which the Offer has been extended pursuant to and in accordance with this Agreement, the “Expiration Date”).

(e) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer from time to time as follows: (i) if on the applicable Expiration Date, any of the Offer Conditions (including the Minimum Condition) have not been satisfied or, to the extent waivable by Parent or Purchaser pursuant to this Agreement, waived by Parent or Purchaser, then Purchaser shall extend the Offer for successive periods of not more than ten (10) Business Days each (as determined by Purchaser), or such other period as may be agreed by Parent and the Company, to permit the satisfaction of such Offer Conditions; and (ii) Purchaser shall extend the Offer for the minimum period required by applicable Legal Requirements, interpretation or position of the SEC or its staff or NASDAQ or its staff. Nothing in this Section 1.1(e) shall (A) require Purchaser to, and without the Company’s prior written consent Purchaser shall not be permitted to, extend the Offer beyond the End Date, or (B) be deemed to impair, limit or otherwise restrict in any manner the right of the parties to terminate this Agreement pursuant to the terms of Section 8.1. Neither Parent nor Purchaser shall extend the Offer in any manner other than pursuant to and in accordance with the provisions of this Section 1.1(e) without the prior written consent of the Company.

(f) The Offer Price shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock but excluding vesting of Company Stock Options, Company Restricted Stock Awards or Other Company Stock-Based Awards), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and at or prior to the Offer Acceptance Time, and such adjustment to the Offer Price shall provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action; provided that nothing in this Section 1.1(f) shall be construed to permit the Company to take any action, including with respect to its securities, that is prohibited by the terms of this Agreement.

(g) Neither Parent nor Purchaser shall terminate or withdraw the Offer prior to any applicable Expiration Date unless this Agreement is validly terminated in accordance with the terms hereof. If this Agreement is terminated pursuant to the terms hereof, then Purchaser shall (and Parent shall cause Purchaser to) promptly (and in any event within twenty-four (24) hours of such termination), irrevocably and unconditionally terminate the Offer, shall not acquire any Shares pursuant to the Offer, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

(h) As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Purchaser shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that shall contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and summary advertisement, if any, and any other ancillary Offer documents and instruments pursuant to which the Offer shall be made and (ii) cause the Offer to Purchase and related documents to be disseminated to all holders of Shares. Parent and Purchaser agree that they shall cause the Schedule TO and all exhibits, amendments or supplements thereto (collectively, the “Offer Documents”) filed by either Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable Legal Requirements. Each of Parent, Purchaser and the Company shall promptly correct any information provided by it or any of its Representatives for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and to supplement the information contained in the Offer Documents to include any information that shall become necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and Parent and Purchaser further shall use reasonable best efforts to promptly cause the Offer Documents as so corrected or supplemented to be filed with the SEC and to promptly be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. The Company shall promptly furnish or otherwise make available in writing to Parent and Purchaser or Parent’s legal counsel all information concerning the Acquired Companies and the Company’s stockholders that is required or is reasonably requested by Parent to be included in the Offer Documents. The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC and Parent and Purchaser shall give reasonable and good faith consideration to any such comments. Parent and Purchaser agree to provide the Company and its counsel with any comments (whether written or oral) Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments. Each of Parent and Purchaser shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer in coordination with the Company.

(i) Parent shall cause to be provided to Purchaser on a timely basis all of the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, to the extent required and on a timely basis, all of Purchaser’s obligations under this Agreement.

Section 1.2 Company Actions.

(a) The Company hereby approves and consents to the Offer and represents and warrants that the Company Board, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Transactions are advisable, fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable this Agreement and the Transactions in accordance with the requirements of the DGCL including Section 251(h), (iii) resolved to recommend that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer (such recommendation, the “Company Board Recommendation”), and (iv) adopted a resolution, to the extent applicable, to the effect that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203) shall not apply to the execution, delivery or performance of this Agreement and the consummation of the Offer, the Merger and the other Transactions. Subject to Section 5.3, the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents.

(b) As promptly as practicable on the day that the Offer is commenced, the Company shall, following the filing of the Schedule TO, file with the SEC and disseminate to all holders of Shares, in each case as and to the extent required by applicable Legal Requirements, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 5.3, shall reflect the Company Board Recommendation and contain a notice to the Company’s stockholders informing such stockholders of their rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL. The Company agrees that it shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Legal Requirements. Each of Parent, Purchaser and the Company shall respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it or its Representatives for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Legal Requirements and to supplement the information contained in the Schedule 14D-9 to include any information that shall become necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company further shall use reasonable best efforts to cause the Schedule 14D-9 as so corrected or supplemented to promptly be filed with the SEC and to promptly be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. Parent and Purchaser shall promptly furnish or otherwise make available in writing to the Company or the Company’s legal counsel all information concerning Parent and Purchaser that is required or may reasonably be requested by the Company to be included in the Schedule 14D-9. Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment thereto prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any such comments, in each case. The Company shall provide Parent and its counsel with any comments (whether written or oral) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9 in coordination with Parent and Purchaser.

(c) In connection with the Offer, the Company shall, or shall cause its transfer agent to, promptly (and in any event within seven (7) Business Days of the date hereof) furnish Parent with a true and complete list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent or its Representatives may reasonably request. The date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated is referred to as the “Stockholder List Date”. Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files and shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver, and shall use their respective reasonable best efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control.

(d) The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser effective immediately after the Offer Acceptance Time.

Section 1.3 Directors. To the extent requested by Parent in writing, each director of any Acquired Company immediately prior to the Effective Time shall execute and deliver a letter effectuating such Person’s resignation as a member of the Company Board or any similar governing body of an Acquired Company to be effective as of the Effective Time.

ARTICLE 2

The Merger

Section 2.1 Merger of Purchaser Into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Purchaser shall be merged with and into the Company and the separate corporate existence of Purchaser shall thereupon cease. The Company shall be the surviving corporation in the Merger, and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in this Article 2.

Section 2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

Section 2.3 Closing; Effective Time. The closing of the Merger (the “Closing”) shall take place at the offices of Perkins Coie LLP, 1201 Third Avenue, Seattle, Washington 98101 at 10:00 a.m. (New York City time), or at such other place, date and time as the parties hereto may agree in writing, as soon as practicable following the consummation of the Offer, but in any event no later than the second (2nd) Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) (the date on which the Closing occurs, the “Closing Date”). Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL shall be duly executed by the Company and Purchaser, and the Company and Parent shall cause such certificate to be delivered to the Secretary of State of the State of Delaware for filing immediately following the Offer Acceptance Time. The Merger shall become effective on the Closing Date upon the filing of such certificate of merger with the Secretary of State of the State of Delaware or such later time as is agreed upon in writing by the parties hereto and specified in the certificate of merger (such time on the Closing Date, the “Effective Time”). From and after the Effective Time, the Surviving Corporation shall possess all the properties, rights, powers, privileges, franchises and be subject to all of the debts, obligations, liabilities, restrictions and disabilities of the Company and Purchaser, all as provided in the DGCL.

Section 2.4 Merger Without Meeting of Stockholders. The Merger shall be governed by Section 251(h) of the DGCL. The parties hereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the Offer Acceptance Time, without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL.

Section 2.5 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

(a) by virtue of the Merger, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as set forth in Exhibit B and, as so amended and restated, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Legal Requirements;

(b) the Bylaws of the Surviving Corporation shall be amended and restated in their entirety as of the Effective Time to read as set forth in Exhibit C and, as so amended and restated, shall be the Bylaws of the Surviving Corporation until thereafter changed or amended and provided therein or by applicable Legal Requirements; and

(c) the directors and officers of the Surviving Corporation from and after the Effective Time shall be the respective individuals who are designated as directors and officers of Purchaser immediately prior to the Effective Time, until their respective death, permanent disability, resignation or removal or until their respective successors are duly elected and qualified.

Section 2.6 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i) any Shares then held by the Company or any wholly owned Subsidiary of the Company (or held in its treasury) shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any Shares then held by Parent, Purchaser or any other wholly owned Subsidiary of Parent shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in clauses (i) and (ii) above and subject to Section 2.6(b), each Share then issued and outstanding (other than any Dissenting Shares) shall be converted into the right to receive a cash amount equal to the Offer Price, without interest thereon (the “Merger Consideration”), subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 2.7(f); and

(iv) each share of the common stock, $0.001 par value per share, of Purchaser then issued and outstanding shall be converted into one (1) fully paid and nonassessable share of common stock of the Surviving Corporation.

(b) At the Effective Time, all Shares converted pursuant to Section 2.6(a)(iii) shall cease to be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of any certificates evidencing such Shares (the “Certificates”) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor, subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 2.7(f).

Section 2.7 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Offer Acceptance Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of Shares to receive the funds to which holders of such Shares shall become entitled pursuant to this Agreement. At the Closing, Parent shall deposit or cause to be deposited with the Paying Agent funds that, when taken together with available cash of the Acquired Companies that is deposited with the Paying Agent at the Effective Time, are sufficient to pay the aggregate Merger Consideration payable in respect of the Shares (the “Payment Fund”). To the extent the Payment Fund diminishes for any reason below the level required to make prompt payment of the amounts described in the preceding sentence, Parent and Purchaser shall, or shall cause the Surviving Corporation to, promptly replace or restore the lost portion of such fund so as to ensure that it is maintained at a level sufficient to make such payments. The Payment Fund shall be invested by the Paying Agent as directed by Parent; provided that (i) no such investment or losses thereon shall relieve Parent from making the payments required by this Article 2 or affect the amount of Merger Consideration payable in respect of the Shares and following any losses Parent shall promptly provide additional funds to the Paying Agent in the amount of any such losses, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by, and backed by the full faith and credit of, the United States of America. Any and all interest or other amounts earned with respect to such funds shall be paid to Parent. The Payment Fund shall not be used for any other purpose. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares and the payment of the applicable Merger Consideration in respect of the Shares.

(b) Promptly after the Effective Time, Parent and the Surviving Corporation shall cause the Paying Agent to mail to each Person who was, immediately prior to the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.6(a)(iii), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares pursuant to such letter of transmittal. Upon surrender to the Paying Agent of (A) Certificates, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, or (B) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of Book-Entry Shares, the holder of such Certificates or Book-Entry Shares, as applicable, shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares, as applicable, and such Certificates and Book-Entry Shares, as applicable, shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger

Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing Shares are registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer as deemed by the Surviving Corporation in its reasonable discretion and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(c) At any time following the one hundred eightieth (180th) day after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for any Merger Consideration properly delivered in respect of any such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. If any Certificate or Book-Entry Share has not been surrendered or transferred prior to the date on which any Merger Consideration in respect thereof would otherwise escheat to or become the property of any Governmental Body, then any such Merger Consideration in respect of such Certificate or Book-Entry Share shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation, free and clear of any claims or interest of any Person previously entitled thereto.

(d) No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificates or Book-Entry Shares.

(e) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Legal Requirements. If, after the Effective Time, any Certificate or Book-Entry Share is presented to the Surviving Corporation, Parent or the Paying Agent for surrender or transfer, as applicable, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Section 2.7.

(f) Each of the Company, the Surviving Corporation, Parent and Purchaser shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from any amounts payable pursuant to this Agreement, such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes. To the extent paid over to the appropriate Governmental Body in accordance with applicable Legal Requirements, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(g) If any Certificate has been lost, stolen or destroyed, then, upon the making of an effective affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, which includes an agreement to indemnify and defend and hold harmless Parent, the Surviving Corporation and the Paying Agent to their reasonable satisfaction from and against any and all costs, claims, losses, judgments, damages, counsel fees, expenses and liabilities whatsoever which each may suffer, sustain or incur in connection with the failure of any statement, representation or warranty set forth in such affidavit, any payment for or transfer, exchange or delivery of such Certificate and such Person’s inability to locate such Certificate, and, if required by Parent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate a check in the amount (after giving effect to any required Tax withholdings as provided in Section 2.7(f)) equal to the number of Shares represented by such lost, stolen or destroyed Certificate that have been surrendered multiplied by the Merger Consideration.

Section 2.8 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, the Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with and complies in all respects with Section 262 of the DGCL (such Shares, the “Dissenting Shares”) shall not be converted into the right to receive Merger Consideration and shall entitle such holder only to the rights with respect to such Dissenting Shares as may be provided by Section 262 of the DGCL, unless such holder fails to perfect or properly withdraws or otherwise loses such holder’s right to appraisal of such holder’s Shares. If, after the Effective Time, such holder fails to perfect or properly withdraws or loses such holder’s right to appraisal, then each such Dissenting Share shall be treated as if it had been converted as of the Effective Time into a right to receive the Merger Consideration without any interest thereon (less any amounts entitled to be deducted or withheld pursuant to Section 2.7(f)). The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Except pursuant to applicable Legal Requirements, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or negotiate regarding or agree to do any of the foregoing. Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands, unless any such payment is made or settlement is effective following the Effective Time.

Section 2.9 Treatment of Company Stock Options; Company Restricted Stock Unit Awards.

(a) Treatment of Company Stock Options.

(i) Treatment of In-the-Money Company Stock Options. Effective as of the Effective Time, each In-the-Money Company Stock Option outstanding immediately prior to the Effective Time (without regard to whether vested or unvested) shall be cancelled and, in consideration for such cancellation, the holder thereof shall automatically (and without any further action being required of such holder) receive from or on behalf of the Surviving Corporation, at, or as soon as practicable but in no event more than thirty (30) days following, the Effective Time, an amount in cash equal to (i) the total number of shares of Company Common Stock subject to such In-the-Money Company Stock Option, multiplied by (ii) the excess of (A) the Merger Consideration over (B) the per share exercise price for such In-the-Money Company Option, without interest and subject to any applicable Tax withholding in accordance with Section 2.7(f).

(ii) Treatment of Other Company Stock Options. All Company Stock Options that are outstanding immediately prior to the Effective Time (whether vested or unvested) and that are not In-the-Money Company Stock Options will terminate and cease to be outstanding at the Effective Time without any further action by the holder thereof in accordance with the terms of the Company Equity Plan or any agreement evidencing such Company Stock Options, as applicable, without the payment of any consideration in respect thereof.

(b) Treatment of Company Restricted Stock Unit Awards. Effective as of the Effective Time, each Company Restricted Stock Unit Award outstanding immediately prior to the Effective Time shall be cancelled and, in substitution for such cancelled Company Restricted Stock Unit Award, the holder thereof shall automatically (and without further action being required of such holders) at the Effective Time become entitled to receive (subject to the conditions described below) an amount in cash from the Surviving Corporation equal to (i) the total number of shares of Company Common Stock subject to such cancelled Company Restricted Stock Unit Award, multiplied by (ii) the Merger Consideration, without interest and subject to any applicable Tax withholding in accordance with Section 2.7(f) (a “Substituted Cash Award”). Each Substituted Cash Award will (A) vest in installments on the same schedule as the vesting schedule set forth in the applicable cancelled Company Restricted Stock Unit Award, and continuous employment with or services provided to the Company and Demand Media, Inc. (and its Affiliates, as defined in the Employee Matters Agreement) will be credited to the holder for purposes of determining the vesting of the Substituted Cash Award after the Effective Time in a manner consistent with the Employee Matters Agreement and (B) maintain all other terms and conditions (including settlement timing and vesting acceleration) as were applicable to the cancelled Company Restricted Stock Unit Award under the applicable documents evidencing such cancelled Company Restricted Stock Unit Award immediately prior to the Effective Time. The Substituted Cash Awards will be administered in a manner intended to comply with the “short-term deferral” exemption under Section 409A of the Code. Any Substituted Cash Awards that are vested as of the Effective Time will be settled at, or as soon as practicable but in no event more than thirty (30) days following, the Effective Time.

(c) Required Actions. Prior to the Effective Time, the Company will take all actions (i) necessary or desirable to provide for and give effect to the transactions contemplated by this Section 2.9, including satisfying all applicable requirements of Rule 16b-3(e) promulgated under the Exchange Act and (ii) necessary to terminate the Company Equity Plan effective as of the Effective Time. The Company shall provide Parent with drafts of, and a reasonable opportunity to comment upon, all resolutions, written communications to any participant under the Company Equity Plan and other written actions as may be required or desirable to give effect to the provisions of this Section 2.9.

Section 2.10 Further Action. The parties shall take all necessary action to cause the Merger to become effective as soon as practicable following the Offer Acceptance Time without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, then the officers and directors of the Surviving Corporation shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

ARTICLE 3

Representations and Warranties of the Company

The Company hereby represents and warrants to Parent and Purchaser as follows, except with respect to (a) exceptions and disclosures set forth in the part or subpart of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Article 3, and (b) disclosure in the Company SEC Documents filed after January 1, 2016 prior to the date of this Agreement (other than any information in the “Risk Factors,” “Forward-Looking Statements” or “Quantitative and Qualitative Disclosures about Market Risk” sections of such Company SEC Documents or other forward-looking, cautionary or predictive statements in such Company SEC Documents) (it being understood that the disclosure set forth in the Company Disclosure Schedule shall provide an exception to or otherwise qualify (i) the representations and warranties of the Company contained in the Section or subsection of the Agreement corresponding by number to such disclosure, and (ii) the other representations and warranties of the Company in this Agreement to the extent it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such other representations and warranties):

Section 3.1 Due Incorporation; Subsidiaries, Etc.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own, lease and use its assets in the manner in which its assets are currently owned, leased and used; and (iii) to perform its obligations under all Contracts by which it is bound, except where the failure to be so incorporated, validly existing or in good standing, or have such power and authority, would not result in a Material Adverse Effect.

(b) Part 3.1(b) of the Company Disclosure Schedule identifies the name and address of each Subsidiary of the Company and indicates its jurisdiction of organization and each jurisdiction in which it is authorized to conduct or actually conducts business. Neither the Company nor any other Acquired Company owns any capital stock of, or any equity interest of, or any equity interest of any nature in, any other Entity other than the Subsidiaries. None of the Acquired Companies has agreed or is obligated to make, or is bound by any Contract pursuant to which it may become obligated to make, any future investment in or capital contribution to any other Entity other than (i) a Subsidiary of the Company, (ii) extensions of credit to customers in the ordinary course of business; or (iii) advances to directors, officers and other employees for travel and other business-related expenses, in each case in the ordinary course of business and in compliance in all material respects with the Company’s policies related thereto.

(c) Each Subsidiary is an Entity duly organized, validly existing and in good standing (if such concept is applicable in the applicable jurisdictions) under the laws of the jurisdiction of its organization, and has all necessary organizational power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own, lease and use its properties and assets in the manner in which such properties and assets are currently owned, leased and used, except in each case where the failure to be so organized, validly existing or in good standing, or have such power or authority, would not result in a Material Adverse Effect.

(d) Each of the Acquired Companies is qualified or licensed to do business as a foreign Entity and is in good standing, in each jurisdiction in which the nature of its business requires such qualification or license, except where the failure to be so qualified, licensed or in good standing would not result in a Material Adverse Effect.

Section 3.2 Certificate of Incorporation and Bylaws; Minutes.

(a) The Company has delivered or made available to Parent prior to the date of this Agreement true and complete copies of its certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”), including all amendments thereto, as in effect on the date hereof and the certification of incorporation and bylaws, or equivalent organizational or governing documents, including all amendments thereto, as in effect on the date hereof, of each Subsidiary of the Company. The Company is not in violation of the Company Charter or the Company Bylaws in any material respect and none of the Subsidiaries of the Company is in violation of its organizational or governing documents in any material respect.

(b) The Company has delivered or made available to Parent prior to the date of this Agreement true and complete copies, in all material respects, of the minutes of the Company Board, all committees thereof, which have been previously approved by the Company Board, and of all Company stockholder meetings, in each case since January 1, 2015, except that the portions of such minutes of the Company Board or any committee thereof relating to the Transactions, the strategic process relating thereto and any other confidential strategic process have been redacted.

Section 3.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 100,000,000 Shares, of which 19,287,144 Shares were issued and outstanding as of the close of business on the day immediately preceding the date of this Agreement; and (ii) 20,000,000 shares of Company Preferred Stock, of which no shares were issued and outstanding as of the close of business on the day immediately preceding the date of this Agreement. All of the issued and outstanding Shares have been duly authorized and validly issued, and are fully paid and nonassessable, and all shares of Company Common Stock which may be issued as contemplated or permitted by this Agreement shall be, when issued, duly authorized and validly issued, fully paid and non-assessable and not subject to any pre-emptive rights. The Company has no shares of capital stock reserved for issuance, other than those as set forth in this Section 3.3.

(b) Except as set forth in the Company’s certificate of incorporation, as amended prior to the date of this Agreement: (i) none of the outstanding Shares is entitled or subject to any preemptive right, antidilutive right, right of repurchase or forfeiture, right of participation, right of maintenance, conversion right, redemption right or any similar right; (ii) none of the outstanding Shares is subject to any right of first refusal in favor of the Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Acquired Companies having a right to vote (or convertible into or exercisable for such securities having the right to vote) on any matters on which the stockholders of the Company have a right to vote; and (iv) there is no Contract to which the Company or any other Acquired Company is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Shares. None of the Acquired Companies is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to purchase, repurchase, redeem or otherwise acquire any outstanding Shares or other securities.

(c) Other than those shares of Company Common Stock reserved for issuance under the Company Equity Plan, the number of which is set forth on Part 3.3(c) of the Company Disclosure Schedule, the Company has no shares of capital stock reserved for issuance. The Company has not granted any outstanding Company Stock Option, Company Restricted Stock Unit Award, Other Company Stock-Based Award or other equity award of any kind to a Company Associate, in each case other than pursuant to the Company Equity Plan. There are no Other Company Stock-Based Awards, or other equity awards of any kind, outstanding and held by a Company Associate as of the date of this Agreement, other than Company Stock Options and Company Restricted Stock Unit Awards. Part 3.3(c) of the Company Disclosure Schedule contains a true and complete list of all Company Stock Options and Company Restricted Stock Unit Awards issued and outstanding under the Company Equity Plan as of the date of this Agreement, including, for each such Company Stock Option and Company Restricted Stock Unit Award, the name of the individual holder, the mailing address of the individual holder’s primary residence, the date of grant, the expiration date, the number of shares of Company Common Stock to which such Company Stock Option or Company Restricted Stock Unit Award is subject and, where applicable, the exercise price per share of Company Common Stock, whether any such Company Stock Option is intended to qualify as an incentive stock option (within the meaning of the Code), and the vesting schedule for such Company Stock Option or Company Restricted Stock Unit Award, including the extent vested, each future vesting date, the number of shares of Company Common Stock that is scheduled to vest on each future vesting date, and whether the vesting of such Company Stock Option or Company Restricted Stock Unit Award is subject to acceleration as a result of the transactions contemplated by this Agreement or any other events (including a complete description of any such acceleration provisions). The Company will no later than three (3) Business Days prior to the anticipated Effective Time provide an updated list to Parent to reflect any changes thereto, which list shall be correct and complete as of five (5) Business Days prior to the anticipated Effective Time.

(d) The Company has delivered or made available to Parent prior to the date of this Agreement true and complete copies of the Company Equity Plan covering the Company Stock Options and Company Restricted Stock Unit Awards outstanding as of the date of this Agreement, and the forms of all award notices and agreements evidencing such Company Stock Options and Company Restricted Stock Unit Awards (and any notices or agreements with terms that vary in any material respect from such forms). Each Company Stock Option and Company Restricted Stock Unit Award was granted in compliance in all material respects with all applicable Legal Requirements and all of the terms and conditions of the Company Equity Plan.

(e) Part 3.1(b) of the Company Disclosure Schedule sets forth for each Subsidiary of the Company the number of authorized shares of capital stock, voting securities or other ownership interests in such Subsidiary, and the number of issued and outstanding shares of capital stock, voting securities or other ownership interests. All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company are duly authorized, validly issued, fully paid and nonassessable and one hundred percent (100%) owned by the Company or one of its Subsidiaries, free and clear of any Encumbrance (except for Permitted Encumbrances). Except for the capital stock of, or other equity or voting interests in, its Subsidiaries and equity securities held in the ordinary course of business for cash management purposes, the Company does not own any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for, any interest in any Entity.

(f) Except as set forth in Section 3.3(c), there is no: (i) outstanding subscription, option, call, warrant, agreement, arrangement, commitment or other right (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is in any way based on or derived from, the value of any shares of capital stock or securities of any of the Acquired Companies; (ii) outstanding security, instrument, bond, debenture, note or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Companies; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or other Contract pursuant to which any of the Acquired Companies is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

Section 3.4 Authority.

(a) Assuming the accuracy of the Parent’s and Purchaser’s representations and warranties set forth in Section 4.9, the Company has the requisite corporate power and authority to enter into, deliver and perform its obligations under this Agreement and, further assuming the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL, consummate the Transactions. Assuming the accuracy of the Parent’s and Purchaser’s representations and warranties set forth in Section 4.9, the execution and delivery of this Agreement by the Company and the consummation by the Company of the

Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Transactions (further assuming, with respect to the consummation of the Transactions, that the Merger is consummated in accordance with Section 251(h) of the DGCL).

(b) The Company Board, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Transactions are advisable, fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable this Agreement and the Transactions, including the Offer and the Merger, in accordance with the requirements of the DGCL, (iii) resolved to recommend that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and (iv) adopted a resolution having the effect, assuming the accuracy of the representations and warranties set forth in Section 4.9, of causing the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203) not to apply to the execution, delivery or performance of this Agreement, or the consummation of the Offer, the Merger and the other Transactions. This Agreement has been duly executed and delivered by the Company and assuming due authorization, execution and delivery by Parent and Purchaser, constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.5 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the DGCL, the HSR Act, any other applicable Antitrust Laws and the rules and regulations of NASDAQ, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions will not: (a) conflict with or violate any of the provisions of the Company Charter or Company Bylaws or the comparable governing instruments of any other Acquired Company; (b) require any consent or approval under, constitute a change of control or default under, or result in a breach or violation of, a termination (or right of termination), vesting, amendment, acceleration, cancellation or default under, acceleration or creation of any obligations or loss of rights pursuant to, any Material Contract, or result in the creation or imposition of any Encumbrance (other than any Permitted Encumbrance) on any of the properties or assets of any Acquired Company; or (c) conflict with or violate any Legal Requirement applicable to any Acquired Company, except with respect to matters in clauses (b) or (c) which would not result in a Material Adverse Effect. Except as may be required by DGCL, the Exchange Act, the Takeover Laws, the HSR Act, any other applicable Antitrust Laws and the rules and regulations of NASDAQ, neither the Company nor any of its Affiliates is required to give notice to, deliver any report to, make any filing with, or obtain any Consent from any Person at any time prior to the Closing in connection with the execution, delivery and performance of this Agreement, or the consummation by the Company of the Offer, the Merger or any of the other Transactions, except those that the failure to make or obtain would not result in a Material Adverse Effect.

Section 3.6 SEC Filings; Financial Statements.

(a) Since January 1, 2015, the Company has filed on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed with or furnished to the SEC by the Company (such documents, together with any documents filed with or furnished to the SEC after the date of this Agreement, the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied, or if filed or furnished subsequent to the date of this Agreement, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents. Except to the extent that information contained in any Company SEC Document has been revised, amended, modified or superseded by a later filed Company SEC Document (prior to the date of this Agreement), none of the Company SEC Documents when filed or furnished contained, and any Company SEC Document filed with or furnished to the SEC subsequent to the date of this Agreement will not contain, any untrue statement of a material fact or omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation is made by the Company with respect to any information supplied in writing by Parent, Purchaser or any of their Affiliates for inclusion or incorporation by reference in any Company SEC Document. The Company will file prior to the Effective Time all reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC prior to such time. To the extent not available on the SEC website, the Company has delivered or made available to Parent true and complete copies of the Company SEC Documents. No other Acquired Company is required to file any forms, reports, statements, schedules or other documents with the SEC.

(b) The financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied, or if filed with or furnished to the SEC subsequent to the date of this Agreement, will comply, as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that will not be material in amount or effect); and (iii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated statements of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby. No financial statements of any Person other than the Acquired Companies are required by GAAP to be included in the consolidated financial statements of the Company. The books and records of the Acquired Companies have been, and are being, maintained in all material respects in accordance with GAAP applied on a consistent basis throughout the periods covered.

(c) The Company has established and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(d) The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Since January 1, 2015, neither the Company nor, to the knowledge of the Company, the Company’s independent auditors, has identified or become aware of (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” will have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 2, as in effect on the date of this Agreement.

(e) The Company is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ applicable to the Company.

(f) None of the Acquired Companies is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Acquired Companies, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act)) where, to the knowledge of the Company, the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any Acquired Company in any Acquired Company’s published financial statements or other Company SEC Documents.

(g) Other than as publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC, there have been no written inquiries, interrogatories or comments with respect to any of the Company SEC Documents from the SEC received by the Company since January 1, 2015, and the Company has not been made aware of any such inquiries, interrogatories or comments that were oral. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, as of the date of this Agreement, there are no Legal Proceedings by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Acquired Companies.

(h) Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act of 2002, neither the Company nor any of its Affiliates acting on behalf of any of the Acquired Companies has made, arranged, modified (in any material respect) or forgiven personal loans to any executive officer or director of the Acquired Companies.

(i) Since January 1, 2015, (i) none of the Acquired Companies or, to the knowledge of the Company, any Company Associate, auditor, accountant or representative of the Acquired Companies, has received notice of any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Acquired Companies or their respective internal accounting controls relating to periods after January 1, 2011, including any material complaint, allegation, assertion or claim that any Acquired Company has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date of this Agreement which would not have a Material Adverse Effect), and (ii) to the knowledge of the Company, no attorney representing any Acquired Company, whether or not employed by any Acquired Company, has reported evidence of a material violation of securities Legal Requirements relating to periods after January 1, 2011 by the Company or any Company Associate or agents to the Company Board or any committee thereof or, to the knowledge of the Company, to any director or officer of the Company (except for any of the foregoing after the date of this Agreement which would not have a Material Adverse Effect).

Section 3.7 Absence of Changes. Since the date of the unaudited balance sheet in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (the “Balance Sheet”) filed by the Company with the SEC, and through the date of this Agreement, (a) the Acquired Companies have operated in the ordinary course of business consistent with past practices, except for actions taken in respect of this Agreement, and there has not occurred any Material Adverse Effect, and (b) except for actions taken in connection with this Agreement and the Transactions contemplated hereby, none of the Acquired Companies has taken any action which, had such action been taken after the execution and delivery of this Agreement and before the Closing, would have required Parent’s consent pursuant to Section 5.2.

Section 3.8 Title to Assets. The Acquired Companies have good and valid title, free and clear of any Encumbrances (other than Permitted Encumbrances), to all material assets owned by them as of the date of this Agreement, including all assets (other than capitalized leases) reflected on the Balance Sheet (except for assets sold or otherwise disposed of in the ordinary course of business since the date of such Balance Sheet).

Section 3.9 Real Property; Equipment.

(a) The Acquired Companies do not own any real property. No Acquired Company is a party to any agreement or option to purchase any material real property or interest therein.

(b) Part 3.9(b) of the Company Disclosure Schedule sets forth a true and complete list of each material lease or material sublease pursuant to which any of the Acquired Companies leases real property to or from any other Person (the “Leased Real Property”). Part 3.9(b) of the Company Disclosure Schedule contains a true and complete list of all Contracts for personal property leased, subleased, licensed or otherwise conveyed to or by any Acquired Company involving annual payments in excess of $100,000 (“Leased Personal Property”). True and complete copies of all such leases or subleases with respect to all Leased Real Property and all Leased Personal Property have been provided to Parent and each such lease or sublease is in full force and effect. The Company or the applicable Subsidiary holds a valid and existing leasehold interest in each Leased Real Property and each Leased Personal Property.

(c) To the Company’s knowledge, the Leased Real Property is structurally sound, with no material defects, and all building systems contained therein are in good operating condition and repair, subject to ordinary wear and tear. There are no subleases, sublicenses, occupancy agreements or other contractual obligations that grant the right to use or the occupancy of any of the Leased Real Property to any Person other than the Acquired Companies.

(d) The Leased Real Property comprises all of the material real property used or intended to be used in the business of the Acquired Companies.

(e) All material items of equipment and other tangible assets owned by or leased to the Acquired Companies are adequate for the uses to which they are being put and are in good and safe operating condition and repair (ordinary wear and tear excepted).

Section 3.10 Intellectual Property.

(a) Part 3.10(a) of the Company Disclosure Schedule sets forth a list of all domestic and foreign Registered IP owned or purported to be owned by any Acquired Company, otherwise registered or the subject of any application for registration in the name of any Acquired Company, or exclusively licensed to any Acquired Company, and for each such items of Registered IP, such Schedule identifies (i) the current owner, (ii) the jurisdiction of application/registration, (iii) the application or registration number, and (iv) the date of filing or issuance (the Registered IP set forth in this Section 3.10(a) is referred to collectively as, the “Company Registered IP”, and the Company Registered IP that is owned or purported to be owned by any Acquired Company is referred to as the “Company Owned Registered IP”). There are no Legal Proceedings, filings or payments that must be taken or made on or before one hundred twenty (120) days after the date of this Agreement to maintain any such application or registration, other than in the ordinary course of business. As of the date of this Agreement, no cancellation, derivation, interference, opposition, reissue, or reexamination, ex parte reexamination, reissue or interference proceeding, other inter partes legal proceedings, including inter partes reexam, inter partes review, post grant review, or covered business method review or any other proceeding is pending or, to the knowledge of the Company, threatened, in which the validity, enforceability or ownership of any Company Owned Registered IP, or to the knowledge of the Company, any other Company Registered IP, is being contested or challenged (other than office actions or similar communications issued by any Governmental Body in the ordinary course of prosecution of any pending applications for registration of any such Company Registered IP). Each of the patents and patent applications included in the Company Owned Registered IP identifies by name each inventor of the claims thereof as determined in accordance with the Legal Requirements of the jurisdiction in which such patent is issued or such patent application is pending. As of the date of this Agreement, (A) all registration, renewal, maintenance and other similar payments that have become due with respect to the Company Owned Registered IP, and with respect to any other Company Registered IP to the extent any Acquired Company is responsible for the prosecution or maintenance of such Company Registered IP or the costs thereof (together with the Company Owned Registered IP, the “Company Managed IP”), have been timely paid by or on behalf of the Company or another Acquired Company, and (B) except with respect to any applications for Company Managed IP, the Company Managed IP is subsisting, and to the Company’s knowledge, valid and enforceable and in full force and effect and has not lapsed (except for any patents within the Company Managed IP having lapsed or expired at the end of their statutory term), been abandoned, been disclaimed, been cancelled or been forfeited.

(b) The Company or another Acquired Company is the sole and exclusive owner of all right, title and interest (including Intellectual Property Rights other than any inalienable moral right or any other inalienable right or interest retained pursuant to the applicable Legal Requirements) in the Company Owned IP, free and clear of all Encumbrances (other than Permitted Encumbrances and other than the Outbound Licenses or any non-exclusive license entered into in the ordinary course of business that is not reasonably likely to adversely interfere in any material respect with the existing or intended use or value of the property or assets subject to such license). Except as set forth on Part 3.10(b) of the Company Disclosure Schedule, no Acquired Company has received, in the three (3) year period before the date of this Agreement, a written notice from any third party (including any employee or consultant) pursuant to which such third party claims to own or have any right or interest in or to ( including, without limitation, any inalienable moral right or any other inalienable right or interest retained pursuant to the applicable Legal Requirements), or to have any right to receive any royalty or other material payment for such Acquired Company’s use or exploitation of, any Company Owned IP. To the knowledge of the Company, the Acquired Companies own, or hold a license or other right to use, all Intellectual Property Rights necessary for the conduct of the Acquired Companies’ business as currently conducted. All assignments made to an Acquired Company of any Company Owned IP are, to the knowledge of the Company, valid and enforceable and, with respect to Company Owned Registered IP, have been recorded in compliance with applicable Legal Requirements. Nothing set forth in this Section 3.10(b) will constitute a representation or warranty regarding the infringement, misappropriation or violation of any Intellectual Property Right owned by another Person, and the sole representation with respect to infringement, misappropriation or violation of any Intellectual Property Right owned by another Person is set forth in Section 3.10(e).

(c) Part 3.10(c) of the Company Disclosure Schedule identifies (i) each Contract pursuant to which any Intellectual Property Rights or Intellectual Property of another Person (other than an Affiliate of the Company), in each case that is material to the business of an Acquired Company as currently conducted, is licensed to any Acquired Company (other than licenses to COTS Software, licenses granted by employees contractors pursuant to employment or contractor Contracts for services of such employees or contractors, and licenses granted under nondisclosure Contracts) (each, an “Inbound License”), and (ii) each Contract pursuant to which any material Company Owned IP is licensed to another Person (other than another Acquired Company) other than any non-exclusive license entered into in the ordinary course of business that is not reasonably likely to adversely interfere in any material respect with the existing or intended use or value of the property or assets subject to such license (each, an “Outbound License”). To the knowledge of the Company, each of the Inbound Licenses and the Outbound Licenses (collectively, “IP Licenses”) is valid and binding on all parties thereto and enforceable in accordance with its terms. To the knowledge of the Company, there exists no event or condition that does or will result in a material violation or breach of, or constitute (with or without due notice or lapse of time or both) a default by any of the Acquired Companies thereunder, and there exists no event or condition caused by or in the control of the Acquired Companies or other fact or condition that does or will result in a material violation or breach of, or constitute (with or without due notice or lapse of time or both) a material default by any other party thereunder, except as would not reasonably be expected to result in a Material Adverse Effect. Each Acquired Company is in material compliance with, and has not materially breached any term of any such IP Licenses and, to the knowledge of the Company, all other parties to such

IP Licenses are in compliance with, and have not materially breached any term of, such IP Licenses, except as would not reasonably be expected to result in a Material Adverse Effect. The consummation of the Transactions will not result in the breach, modification, cancellation, termination, suspension of, acceleration of any payments with respect to, or loss, reduction or termination of rights under any IP Licenses, except as would not reasonably be expected to result in a Material Adverse Effect. The consummation of the Transactions will not, under the terms of any Contract of any Acquired Company, result in or require Parent or any of its Affiliates that are in existence before the consummation of the Transactions to license or grant equivalent rights to any Person under the Intellectual Property Rights of Parent or any of those Affiliates. Following the Closing, the Acquired Companies will be permitted to exercise all of their respective rights under such IP Licenses to the same extent they would have been able to had the Transactions not occurred and without the payment of any material additional amounts or consideration other than ongoing fees, royalties or payments which the Acquired Companies would otherwise be required to pay (except to the extent arising from any Contract to which Parent or its Affiliates is a party and to which no Acquired Company is a party).

(d) None of the Company Owned IP is subject to any pending or outstanding injunction, directive, order, decree, award, settlement, judgment or other disposition of dispute that would reasonably be expected to restrict the use, transfer, registration or licensing of any such Company Owned IP by the Acquired Companies, or otherwise would reasonably be expected to materially adversely affect the validity or enforceability of any such Company Owned IP.

(e) To the knowledge of the Company, the operation of the business of the Acquired Companies as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Rights owned by another Person in any material respect. Except as set forth on Part 3.10(e) of the Company Disclosure Schedule, (i) no Legal Proceeding has been asserted during the past five (5) years, is pending or, to the knowledge of the Company, is being threatened, against any of the Acquired Companies relating to any infringement, misappropriation or violation of any Intellectual Property Rights of another Person by any of the Acquired Companies, and (ii) none of the Acquired Companies has received, during the past five (5) years, any written notice (including any written offers to license) alleging any infringement, misappropriation or violation of any Intellectual Property Rights of another Person by any of the Acquired Companies.

(f) To the knowledge of the Company, no other Person is infringing, misappropriating or otherwise violating any Company Owned IP.

(g) To the knowledge of the Company, each Person who is or was involved in the creation or development of any Company Owned IP has signed an agreement containing an assignment of all Intellectual Property Rights (other than any inalienable moral right or any other inalienable right or interest retained pursuant to the applicable Legal Requirements) in or arising from such Intellectual Property to the Acquired Companies and confidentiality provisions protecting such Intellectual Property which, to the Company’s knowledge, has not been breached by any such Person. The Acquired Companies have taken reasonable actions to maintain the confidentiality of the material proprietary information held by any of the Acquired Companies, or purported to be held by any of the Acquired Companies, as a trade secret. To the knowledge of the Company, no material trade secrets or proprietary information included in the Company Owned IP have been disclosed to or used by any Person except pursuant to a non-disclosure agreement which, to the knowledge of the Company, has not been breached by any such Person.

(h) No funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been used to create any material Company Owned IP, except for any such funding or use of facilities or personnel that has not resulted in such Governmental Body or institution obtaining ownership of, or options or exclusive rights with respect to, such Company Owned IP.

(i) Except as would not reasonably be expected to result in a Material Adverse Effect, no software included in the Company Owned IP contains any Open Source Materials, and no Open Source Materials have been used in, incorporated into, integrated or bundled with any current products or services of any of the Acquired Companies. Each Acquired Company has used its reasonable best efforts to: (i) identify such Open Source Materials; and (ii) avoid the release of the source code of the software owned by or exclusively licensed to such Acquired Company. There has been no material deviation from such efforts and procedures of the Acquired Companies with respect to Open Source Materials.

(j) None of the patents included within the Company Owned IP is subject to any express (i) licensing or similar obligations owed to a standards body, patent pool or any similar organization, or (ii) other commitment or obligation, in each case that would require the Acquired Companies to grant licenses or other rights to third parties on a reasonable and nondiscriminatory basis, no fee basis, or under any other compulsory licensing commitment.

Section 3.11 Contracts.

(a) For purposes of this Agreement, a “Material Contract” means each of the following types of Contracts to which any Acquired Company is a party or by which any of the Acquired Companies or any of their respective assets are bound as of the date of this Agreement:

(i) any Contract constituting a Company Employee Agreement that is not terminable at will with any Company Associate whose annual cash compensation for 2017 is expected to exceed $150,000 and pursuant to which any of the Acquired Companies is or may become obligated to: (A) make any severance or termination cash payments that would exceed $100,000 or Tax gross-up payment, except for severance, termination or similar payments required by applicable Legal Requirements; (B) make any retention or change in control bonus or deferred compensation payment; or (C) grant or accelerate the vesting of, or otherwise modify, any Company Stock Option or Company Restricted Stock Unit Award other than accelerated vesting provided in the Company Equity Plan;

(ii) any collective bargaining, union, works council or similar employee representative body or similar Contract;

(iii) any Contract that provides for: (A) reimbursement of any Company Associate for, or advancement to any Company Associate of, material legal fees or other material expenses associated with any Legal Proceeding or the defense thereof; or (B) indemnification of any Company Associate other than Contracts entered into on substantially the same form as each Acquired Company’s standard forms made available to Parent, and in each case as would be material to the Company and its Subsidiaries, taken as a whole;

(iv) any Contract (other than any Real Property Lease) containing any material warranty, guaranty or indemnity obligations, other than Contracts described above in Section 3.11(a)(iii), Inbound Licenses, Outbound Licenses and Contracts for the sale of Company products or provision of Company services;

(v) any Contract imposing any material restriction on the right or ability of any Acquired Company, or that by its terms purports to impose after the Effective Time, any material restriction on the right or ability of the Surviving Corporation, Parent or any of their respective Affiliates: (A) to compete with any Person or in any geographic region or to engage in any line of business; (B) to acquire any product or other asset or services from any Person; (C) to research, develop, make, use, sell, supply, distribute, offer, license, support, service or commercialize any Company product or technology to or for any other Person; or (D) to research, develop, make, use, sell, supply, distribute, offer, license, transfer or commercialize of any material Company Owned IP, other than (1) non-exclusive outbound licenses entered into in the ordinary course of business consistent with past practice, (2) the Outbound Licenses, or (3) Contracts that may be cancelled without material liability to the Company or its Subsidiaries upon notice of 45 days or less;

(vi) any Contract granting to any Person (other than the Company or any other Acquired Company) any “most favored nation” term, exclusivity right or obligation, right of first refusal or right of first offer or imposing on any Acquired Company any material minimum purchase or volume commitment;

(vii) any Contract relating to the lease or sublease of Leased Real Property, which is required to be set forth on Part 3.9(b) of the Company Disclosure Schedule (the “Real Property Leases”);

(viii) any Contract (other than any Real Property Lease) that contemplates or involves the payment or delivery of cash or other consideration (by or to any Acquired Company) in an amount or having a value in excess of $250,000 for the fiscal year ended December 31, 2016 or expected to be in excess of $250,000 for the current fiscal year;

(ix) any Contract (other than any Real Property Lease) that involves the performance of services (by or for any Acquired Company) in an amount or having a value in excess of $250,000 for the fiscal year ended December 31, 2016, or expected to be in excess of $250,000 for the current fiscal year, which is not cancelable or terminable without penalty or payment on less than thirty (30) days’ notice;

(x) any Contract relating to Debt (whether incurred, assumed, guaranteed or secured by any asset), excluding individual purchase orders that constitute trade payables, in excess of $250,000 individually;

(xi) any Contract forming, creating, operating, managing or controlling a joint venture, joint development or similar arrangement or partnership or forming an entity for the purposes of providing for a profit sharing arrangement;

(xii) any Contract pursuant to which any Person has the right to acquire any assets of any Acquired Company, other than Contracts for the sale of Company products or provision of Company services in the ordinary course of business;

(xiii) any Contract that contains a put, call or similar right pursuant to which any Acquired Company would be required to purchase or sell, as applicable, any equity interests of any Person;

(xiv) any Contract (other than any Real Property Lease) that requires an Acquired Company, or any successor, to, or acquirer of an Acquired Company, to make any material payment to another Person as a result of a change of control of such Acquired Company, gives another Person a right to receive or elect to receive such material payment, or is subject to material modification or termination as a result of a change of control of any Acquired Company;

(xv) any Contract with a Governmental Body or ICANN;

(xvi) the registrar-registry agreements for the top twenty (20) top level domains offered by the Name.com registrar (based on the amount of domains under management);

(xvii) any Contract relating to any currency, interest rate or hedging arrangement;

(xviii) any Contract that provides for payments by or to any Acquired Company between any Acquired Company and any stockholder holding five percent (5%) or more of any class of outstanding equity securities of the Company or, to the Company’s knowledge, any Affiliate of such Person; and

(xix) any other Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K under the Securities Act).

(b) Part 3.11(a) of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof of each Material Contract, and the Acquired Companies have made available to Parent a true and complete copy as of the date hereof of each Material Contract (including all schedules, exhibits and other attachments of each such Material Contract that has not otherwise been publicly filed in its entirety with the SEC). Neither the applicable Acquired Company nor, to the knowledge of the Company, the other party thereto, is in material breach of or material default under any Material Contract and, neither the applicable Acquired Company, or to the knowledge of the Company the other party thereto, has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract, except in each case, as would not result in a Material Adverse Effect. To the knowledge of the Company, each Material Contract is a valid and binding agreement on the applicable Acquired Company, in full force and effect and enforceable by the applicable Acquired Company in accordance with its terms, subject to the Enforceability Exceptions. No Acquired Company has received any written notice regarding any violation or breach or default under any Material Contract that has not since been cured, except for violations or breaches that would not result in a Material Adverse Effect. No party to any Material Contract has given any Acquired Company written notice of its intention to (1) cancel or terminate any Material Contract, or (2) change the scope of rights under or fail to renew any Material Contract (other than failures to renew in the ordinary course of business), except in each case of subclauses (1) and (2) as would not result in a Material Adverse Effect.

Section 3.12 Liabilities. The Acquired Companies have no liabilities or obligations of any kind whatsoever, whether or not accrued, contingent or otherwise that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (or in the notes thereto), except for: (a) liabilities and obligations disclosed or reflected, or reserved against, on the Balance Sheet (including any related notes); (b) liabilities and obligations incurred in the ordinary course of business since the date of the Balance Sheet; (c) liabilities or obligations that would not result in a Material Adverse Effect; and (d) liabilities and obligations incurred directly as a result of this Agreement or arising from the Transactions.

Section 3.13 Compliance With Legal Requirements.

(a) Each Acquired Company is, and at all times during the past three (3) years has been, in compliance in all material respects with all Legal Requirements applicable to such Acquired Company, except as would not result in a Material Adverse Effect. No representation or warranty is made in this Section 3.13 with respect to (i) compliance with the Exchange Act, which is exclusively addressed by Section 3.6; (ii) compliance with Environmental Law, which is exclusively addressed by Section 3.18; (iii) compliance with applicable Tax Legal Requirements, which is exclusively addressed by Section 3.16; (iv) compliance with ERISA and other applicable laws relating to employee benefits and labor law matters, which is exclusively addressed by Section 3.17; or (v) compliance with trade control laws and the FCPA, which are exclusively addressed by Sections 3.26 and 3.27. To the knowledge of the Company, no material investigation or review by any Governmental Body with respect to any Acquired Company is pending or threatened. None of the Acquired Companies has received any written notice or written communication of any noncompliance in any material respect with any applicable Legal Requirements.

(b) During the past five (5) years, none of the Acquired Companies or, to the knowledge of the Company, any Company Associate has been convicted of, or, to the knowledge of the Company, has been charged by any Governmental Body with any violation of, any Legal Requirement related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation, or controlled substance in the case of senior management, in each case for a matter involving one of the Acquired Companies.

(c) Each of the Company and each of its Subsidiaries is in material compliance with all applicable rules, regulations and guidelines published by ICANN and any regional internet registry, country internet registry or organization that performs a similar function. Neither the Company nor any of its Subsidiaries has received any notice of any violations of any rules, regulations or guidelines of, or any warning or cease and desist order from, ICANN or any regional internet registry, country internet registry or organization that performs a similar function that is expected to be material, or been party to or subject to any dispute resolution process or material audit initiated or managed by ICANN or any regional internet registry, country internet registry or organization that performs a similar function.

Section 3.14 Permits; Regulatory Matters. Except for matters that would not result in a Material Adverse Effect, the Acquired Companies hold all authorizations, licenses, permits, certifications, approvals, clearances, registrations, consents, franchises, variances, exemptions and orders issued or granted by any Governmental Body (collectively, “Permits”) necessary for the lawful conduct of their respective businesses or ownership, use, occupancy and operation of their respective assets and properties. Each such Permit has been duly obtained, is valid and in full force and effect, and is not subject to any pending or, to the knowledge of the Company, threatened proceeding to modify, revoke, cancel or suspend any such Permit, and none of the Acquired Companies is in breach or default thereunder (with or without notice or lapse of time), except in each case as would not result in a Material Adverse Effect.

Section 3.15 Certain Business Practices.

(a) Each of the Acquired Companies (i) is in compliance in all material respects with the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act and any other U.S. or foreign Legal Requirement concerning corrupt payments applicable to any Acquired Company and (ii) during the past five (5) years, none of the Acquired Companies has, to the knowledge of the Company, been investigated by any Governmental Body with respect to, or been given notice by a Governmental Body of, any violation by any of the Acquired Companies of the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act, or any other U.S. or foreign Legal Requirements concerning corrupt payments. During the past three years, none of the Acquired Companies nor, to the knowledge of the Company, any Company Associate or agent authorized to act, and acting, on behalf of an Acquired Company has paid or given, offered or promised to pay or give, or authorized or ratified the payment or giving, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other government official or employee or any political party or candidate for political office or Governmental Body for the direct or indirect purpose of influencing any act or decision of such Person or of the Governmental Body to obtain or retain business, or direct business to any Person or to secure any other improper benefit or advantage that has resulted or would reasonably be likely to result in a material violation of the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act, or any other U.S. or foreign Legal Requirements concerning corrupt payments. For purposes of this provision, an “official or employee” includes any known official or employee of any directly or indirectly government-owned or controlled entity, and any known officer or employee of a public international organization, as well as any Person known to be acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

(b) During the past five (5) years, each Acquired Company has complied with and is in compliance in all material respects with all applicable Legal Requirements, orders and decrees of any Governmental Body, or other authority having jurisdiction over it or over any part of its operations or assets, including all Legal Requirements relating to supply chain responsibility and related matters.

Section 3.16 Tax Matters.

(a) Each of the income, franchise and other material Tax Returns required to be filed by any of the Acquired Companies with any Governmental Body (collectively, the “Acquired Company Returns”) have been filed on or before the applicable due date (including any extensions of such due date), and have been prepared in compliance with all applicable Legal Requirements and are true and correct, in each case, in all material respects, and all Taxes shown on the Acquired Company Returns (and all other material Taxes required to be paid by or on behalf of the Acquired Companies, whether or not shown as due on any Acquired Company Returns) have been timely paid.

(b) Except as would not be material, (i) each of the Acquired Companies has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and (ii) all Forms W-2 and 1099 required with respect thereto (and any other Tax Return required to be filed or provided under applicable Legal Requirements) have been completed and timely filed in compliance with all applicable Legal Requirements.

(c) The Company’s financial statements reflect accruals in accordance with GAAP for all material liabilities for unpaid Taxes of the Acquired Companies or for which the Acquired Companies could be liable with respect to all periods through the dates of such financial statements.

(d) There are no current examinations or audits of any Acquired Company Return in progress involving Taxes. No written notice of a claim or pending investigation has been received in the past three (3) years by any of the Acquired Companies from any Governmental Body in any jurisdiction where an Acquired Company does not file Tax Returns or pay Taxes that such Acquired Company is or may be subject to Taxes in that jurisdiction or may have a duty to file Tax Returns in that jurisdiction. No extension or waiver of the limitation period applicable to the collection or assessment of any Taxes of any Acquired Company has been requested or granted that is currently in effect.

(e) No Legal Proceeding is pending or threatened in writing against or with respect to the Acquired Companies in respect of any Tax. No deficiency of material Taxes in respect of the Acquired Companies has been asserted in writing as a result of any audit or examination by any Governmental Body that is not reserved for in accordance with GAAP in the Company’s financial statements or has not been otherwise resolved or paid in full.

(f) None of the Acquired Companies has ever been a member of an affiliated combined, consolidated or unitary Tax group for purposes of filing any Tax Return other than a group of which any of the Acquired Companies was the common parent, or incurred any liability for the Taxes of any Person (other than the Company or any other Acquired Companies) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Legal Requirements), or as a transferee or successor.

(g) None of the Acquired Companies is a party to, bound by, or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement (other than any agreement (i) solely between Acquired Companies or (ii) entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes).

(h) None of the Acquired Companies have been either a “distributing corporation” or a “controlled corporation” in a distribution of stock occurring within the past two years that was intended to qualify for tax-free treatment under Section 355 of the Code.

(i) None of the Acquired Companies has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2). The Acquired Companies have, to the extent required under applicable Legal Requirements, reported any “reportable transactions” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) in which they have participated.

(j) None of the Acquired Companies will be required to include any material item of income in, or exclude any material item of deduction from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Legal Requirement) arising from a transaction consummated prior to the Closing, (v) prepaid amount received outside the ordinary course of business prior to the Closing or (vi) election under Section 108(i) of the Code made prior to the Closing.

(k) None of the Acquired Companies has or has had a permanent establishment, as defined in an applicable Tax treaty or convention, in a country other than the country in which it is resident for Tax purposes.

(l) The Company has delivered to Parent or Parent’s Representatives prior to the date of this Agreement true and correct copies of (i) the Acquired Company Returns relating to income Taxes and other material Acquired Company Returns for each of the fiscal years ended since January 1, 2014, (ii) all examination reports and statements of deficiencies assessed against or agreed to by the Acquired Companies or any of their respective predecessors since January 1, 2014 with respect to Taxes of any type and (iii) all studies in the possession of the Company analyzing limitations on the utilization of any net operating losses of the Company under Section 382 of the Code.

(m) There are no Encumbrances for Taxes upon the assets of any of the Acquired Companies (other than Permitted Encumbrances).

(n) The Company is not, and has not been at any time during the five (5)-year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(o) No Acquired Company has entered into any material closing or similar agreement with a Tax authority, nor has received any private letter ruling, technical advice memoranda, or similar ruling from any Tax authority.

(p) There is no power of attorney given by or binding upon any Acquired Company with respect to Taxes for any period for which the applicable statute of limitations (including any waivers and extensions) has not expired as of the date hereof.

(q) All material transactions among or between any of the Acquired Companies comply and have complied in all material respects with the requirements of Section 482 of the Code (and any comparable provisions of state, local or foreign Legal Requirement) for all periods for which the applicable statute of limitations has not expired.

(r) Part 3.16(r) of the Company Disclosure Schedule sets forth all elections with respect to any Acquired Company under Treasury Regulation Section 301.7701-3.

(s) No Acquired Company formed in a jurisdiction outside of the United States is or has ever been engaged in the conduct of a trade or business within the United States.

Section 3.17 Employee Matters; Benefit Plans.

(a) Except as required by applicable Legal Requirements, the employment of each Acquired Company’s employees is terminable by the applicable Acquired Company at will. A true and complete copy of the current version of each policy manual and handbook provided to or governing the employees of the Acquired Companies, and of each application form currently being used by the Acquired Companies in connection with the hiring of new employees, has been provided to Purchaser. Except as set forth in Part 3.17(a) of the Company Disclosure Schedule, (i) during the 90 days preceding the date hereof, there have been no terminations, layoffs, voluntary departures, or retirements of any employees or independent contractors of the Acquired Companies and (ii) the Acquired Companies do not intend as of the date hereof to carry out any terminations or layoffs of any employees or independent contractors of the Acquired Companies during the Pre-Closing Period.

(b) None of the Acquired Companies is a party to any collective bargaining Contract or other Contract with, or has a duty to bargain for or is currently negotiating in connection with a labor organization or works council representing any of its employees, and there are no unions, labor organizations, or works councils representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of any of the Acquired Companies. No collective bargaining Contracts applicable to the Company exist with respect to any of the Acquired Companies. There is not pending, and there has not been at any time in the past five (5) years, any strike, slowdown, work stoppage, lockout, picketing, application, petition, or demand for recognition or certification of a collective bargaining agent, question concerning representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting any of the Acquired Companies or any of their respective employees. There is no Legal Proceeding pending or, to the knowledge of the Company, threatened relating to any Employee Plan, employment contract, restrictive covenant, invention assignment agreement, patent disclosure agreement, non-competition agreement, non-solicitation agreement, confidential information or trade secret, wages and hours, leave of absence, overtime pay, plant closing notification, employment statute or regulation, fiduciary duty or any other common law obligation related to employment, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration, classification, discrimination, or whistleblower matters involving any Company Associate, including charges of unfair labor practices (including equal employment opportunity laws), terms and conditions of employment, occupational safety and health, affirmative action, employee privacy or harassment complaints; and neither the Company nor the Acquired Companies are aware that any such violations have occurred. The Acquired Companies are in material compliance with any applicable government contractor requirements. The Acquired Companies are in material compliance with all Legal Requirements respecting labor pay and benefits, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988, as amended (“WARN Act”) and any other similar applicable foreign, state or local Legal Requirements of any jurisdiction relating to any plant closing or mass layoff (or similar triggering event), or wages and hours. None of the Acquired Companies has, in the last three (3) years, effectuated a “plant closing” or “mass layoff” (as defined in the WARN Act). None of the employees of the Acquired Companies will have suffered an “employment loss” (as defined in the WARN Act) under the WARN Act in the six (6) months prior to the Closing Date, and neither the Company, nor any of the Acquired Companies, must give any WARN Act or similar notice in connection with the Transactions.

(c) None of the Acquired Companies is delinquent in any material respect in payments to any Company Associate for any wages, salaries, overtime pay, vacation pay, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such Company Associates. Each of the Acquired Companies has made all required payments to its unemployment compensation reserve accounts with the appropriate Governmental Body of the states or other jurisdictions where it is required to maintain such accounts. None of the Acquired Companies is liable for any payment to any trust or other fund or to any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for Company Associates (other than routine payments to be made in the ordinary course of business consistent with past practice) and freelancer/independent contractors. Each of the Acquired Companies has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees or consultants and is not liable for any arrears of wages or any Tax or any penalty or interest for failure to comply with any of the foregoing, except as would not result in any material liability, either individually or in the aggregate.

(d) Part 3.17(d) of the Company Disclosure Schedule sets forth a true and complete list of each material Employee Plan. No Acquired Company has any agreement, arrangement, commitment or obligation, whether formal or informal, whether written or unwritten and whether legally binding or not, to create, enter into or contribute to any additional material Employee Plan, or to modify or amend any existing material Employee Plan except as may be required by any Legal Requirement.

(e) With respect to each material Employee Plan (to the extent applicable), the Company has provided to Parent or Parent’s Representatives true and complete copies of: (i) all documents embodying such Employee Plan (including all amendments thereto) or, if such Employee Plan is not in writing, a written description of such Employee Plan; (ii) the most recent annual report (Form 5500 series and all schedules and financial statements attached thereto) filed with respect to such Employee Plan; (iii) the most recent summary plan description, and all summaries of material modifications related thereto, distributed with respect to such Employee Plan; (iv) all material Contracts relating to such Employee Plan, including all trust agreements, investment management Contracts, annuity Contracts, insurance Contracts, bonds, indemnification Contracts and service provider Contracts; (v) the most recent determination, opinion or advisory letter, as applicable, issued by the IRS with respect to such Employee Plan that is intended to qualify pursuant to Section 401(a) of the Code; (vi) the most recent annual actuarial valuation prepared for such Employee Plan; (vii) the most recent financial statement prepared for such Employee Plan; (viii) all coverage, nondiscrimination, top heavy and Code Section 415 tests performed with respect to such Employee Plan for the three (3) most recently completed plan years.

(f) Except as would not have a Material Adverse Effect, each Employee Plan has been maintained, funded, operated and administered in accordance with its terms and with all applicable Legal Requirements, including the applicable provisions of ERISA, the Code, and any applicable regulatory guidance issued by any Governmental Body.

(g) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code is the subject of an unrevoked favorable determination or opinion letter from the IRS with respect to such Employee Plan’s qualified status under the Code, or has pending or has time remaining in which to file an application for such letter. The Acquired Companies have made available to Parent a copy of the most recent such letter for each such Employee Plan.

(h) As of the date of this Agreement, there is no Legal Proceeding (other than routine claims for benefits) pending or, to the knowledge of the Company, threatened with respect to (or against the assets of) any Employee Plan, nor to the knowledge of the Company is there a reasonable basis for any such Legal Proceeding, other than routine claims for benefits that have been or are being handled through an administrative claims procedure. No Employee Plan is currently under investigation, audit or review, directly or indirectly, by any Governmental Body, and, to the knowledge of the Company, no such action is contemplated or under consideration by any Governmental Body.

(i) Except as set forth on Part 3.17(i) of the Company Disclosure Schedule, no Acquired Company or ERISA Affiliate sponsors, maintains or contributes to or has ever sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to) or has any direct, indirect or contingent liability with respect to: (i) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA or 414(f) of the Code; (ii) a multiple employer plan within the meaning of Section 210, 4063 or 4064 of ERISA or Section 413(c) of the Code; (iii) an employee benefit plan that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code; (iv) a “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA; or (v) a self-funded (or self-insured) health plan.

(j) Each Employee Plan that is subject to COBRA has been administered, at all times since its inception and in all material respects, in compliance with such requirements. None of the Employee Plans provides severance, life insurance, medical or other welfare benefits (within the meaning of Section 3(1) of ERISA) to any current or former employee of any Acquired Company or any ERISA Affiliate (or to any other Person) after his or her retirement or other termination of employment or service, and no Acquired Company or ERISA Affiliate has ever represented, promised or contracted (whether in written or oral form) to any such employee or former employee (or to any other Person) that such benefits would be provided, except to the extent required by Section 4980B(f) of the Code and Part 6 of Subtitle B of Title I of ERISA or mandated by a foreign (i.e., non-United States) Governmental Body.

(k) Except as would not have a Material Adverse Effect, (i) each International Employee Plan that is intended to qualify for special tax treatment meets all of the requirements for such treatment and has obtained all necessary approvals of all relevant Governmental Bodies; (ii) no International Employee Plan has any unfunded liabilities, determined in accordance with GAAP, that have not been fully accrued on the financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents or that will not be fully offset by insurance; and (iii) all of the International Employee Plans are registered where required by, and are in good standing under, all applicable Legal Requirements.

(l) There are no loans by any Acquired Company to any Company Associate outstanding on the date of this Agreement (other than loans under any Employee Plan intended to qualify under Section 401(k) of the Code and routine travel advances made in the ordinary course of business).

(m) Each contract, arrangement, or plan of the Acquired Companies that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has been maintained, in form and operation, in all material respects in material compliance with Section 409A of the Code and the applicable guidance thereunder.

(n) No amount or benefit (including the value of any acceleration of vesting of an equity award) payable under the Employee Plans and no payment or benefit paid or provided, or to be paid or provided, to any Company Associate will fail to be deductible under Section 280G of the Code or result in an excise tax under Section 4999 of the Code. On or prior to the date hereof and based on information available to it at such time, the Company has delivered to Parent or Parent’s Representatives a reasonable estimate of the Company’s good faith calculations related to any potential liability of any Acquired Company, or any Company Associate thereof, under Section 280G or Section 4999 of the Code, respectively.

(o) None of the Acquired Companies has any obligation to provide (whether pursuant to an Employee Plan or otherwise) a “gross-up,” reimbursement, or indemnity to compensate any individual with respect to the additional Taxes, including pursuant to Section 280G of the Code, Section 4999 of the Code or Section 409A of the Code.

(p) Except as set forth in Part 3.17(p) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement or other related agreements, nor the consummation of the Offer, the Merger and the other Transactions will or may (either alone or in conjunction with any other event, such as termination of employment), (i) result in any payment (including severance but excluding unemployment compensation required by Legal Requirements) becoming due to any Company Associate under any Employee Plan, (ii) increase any benefits otherwise payable under any Employee Plan, (iii) result in any acceleration of the time of payment or vesting of any benefits under any Employee Plan, (iv) result in the forgiveness of any indebtedness, (v) result in any obligation to fund a trust or similar instrument for future benefits under any of the Employee Plans; (vi) result in any payment under any Employee Plan which would not be deductible under Section 162(m) of the Code; or (vii) impair any of the rights of any Acquired Company, the Surviving Corporation, any of its Subsidiaries or Parent with respect to any Employee Plan (including the right to amend or terminate any Employee Plan at any time and without any material liability or expense to any Acquired Company, the Surviving Corporation or any of Subsidiary thereof, any ERISA Affiliate, Parent or such Employee Plan).

Section 3.18 Environmental Matters.

(a) Each Acquired Company is and has for the past three (3) years been in compliance in all material respects with all applicable Environmental Laws. Neither the Company, nor any other Acquired Company, has received any written notice from a Governmental Body that alleges that any Acquired Company has been in violation of, or is subject to liability under, in any material respect, any Environmental Law. To the Company’s knowledge, there has not been any Release of Hazardous Materials at, on, under or from the Leased Real Property. The Acquired Companies have not disposed of or recycled, or arranged for the disposal or recycling of any Hazardous Material at any third party property that is reasonably likely to result in material liability to the Acquired Companies. None of the Acquired Companies is subject to any order, decree, injunction or other arrangement with any Governmental Body relating to any material liability or obligations under any Environmental Law.

(b) The Acquired Companies have delivered to Parent or Parent’s Representatives prior to the date of this Agreement true and complete copies of all environmental assessments, reports, studies, memoranda, sampling data, audits and all material documents in their possession that relate to their compliance with, or liability under, Environmental Laws or the environmental condition of any Leased Real Property.

Section 3.19 Insurance. As of the date hereof, (a) the Acquired Companies are presently insured for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured, (b) the Acquired Companies are in compliance in all respects with the terms of such policies and bonds and, to the knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute a material breach or default, or permit termination or modification, under any such policy or bond and (c) at no time during the past three (3) years has any Acquired Company (i) been denied any insurance or indemnity bond coverage which it has requested or (ii) made any reduction in the scope or amount of its insurance coverage. The Company has delivered or made available to Parent prior to the date of this Agreement true and complete copies of all material insurance policies, programs and arrangements and all such policies, programs and arrangements are in full force and effect.

Section 3.20 Transactions With Affiliates. During the past three (3) years, there have been no transactions, or series of similar transactions, agreements, arrangements or understandings, nor to the knowledge of the Company is there any proposed transaction or series of similar transactions, agreements, arrangements or understandings, to which any of the Acquired Companies was, is or to the knowledge of the Company is proposed to be, a party or otherwise bound that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC other than any Employee Plan or indemnification arrangements on the Acquired Company’s standard forms made available to Parent.

Section 3.21 Legal Proceedings; Orders.

(a) There is no Legal Proceeding pending or, to the knowledge of the Company, threatened, against any of the Acquired Companies, any of their respective properties or assets or, to the knowledge of the Company, any of their respective officers, directors or employees in their capacities as such, other than Legal Proceedings that (i) do not involve an amount in controversy in excess of $25,000 and (ii) do not seek injunctive or other non-monetary relief.

(b) There is no order, writ, injunction, decree, arbitration ruling, award, judgment or other finding to which any Acquired Company is subject (whether temporary, preliminary or permanent) that would result in a Material Adverse Effect. To the Company’s knowledge, no investigation or review by any Governmental Body with respect to any Acquired Company is pending or threatened, other than any investigations or reviews that, individually or in the aggregate, would not result in a Material Adverse Effect.

Section 3.22 Inapplicability of Takeover Laws. As of the date hereof and at all times on or prior to the Offer Acceptance Time, assuming the accuracy of Parent’s and Purchaser’s representations and warranties set forth in Section 4.9, the Company Board has taken all necessary actions so that the restrictions (whether procedural, voting, approval, fairness or otherwise) applicable to business combinations contained in Section 203 of the DGCL are inapplicable to the execution, delivery and performance of this Agreement and the consummation of the Transactions. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company’s certificate of incorporation or bylaws is, or at the Effective Time will be, applicable to the Shares, the Offer, the Merger or the other Transactions.

Section 3.23 Vote. Assuming that the Transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL, and assuming the accuracy of Parent’s and Purchaser’s representations and warranties set forth in Section 4.9, no stockholder votes or consents are necessary to authorize or adopt this Agreement or to consummate the Transactions.

Section 3.24 Fairness Opinion. The Company Board has received the opinion of Barclays Capital Inc., as financial advisor to the Company (the “Company Financial Advisor”), to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, qualifications and limitations set forth therein, the $10.60 per share in cash to be offered to the stockholders of the Company is fair, from a financial point of view, to the Company’s stockholders. A true and complete copy of such opinion in writing will promptly be delivered to Parent after the execution of this Agreement (on a non-reliance basis for informational purposes only).

Section 3.25 Brokers and Finders. Except for the Company Financial Advisor, neither the Acquired Companies nor any of their respective officers, directors, managers or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with this Agreement or the Transactions. The Company has made available to Parent prior to the execution of this Agreement a true and complete copy of the engagement letter and any other agreements (and any amendments or supplements thereto) between the Company and the Company Financial Advisor pursuant to which such firm would be entitled to any payment relating to this Agreement, the Transactions or otherwise.

Section 3.26 International. Each of the Acquired Companies is in compliance in all material respects with all Legal Requirements relating to imports, exports and economic sanctions, including to the knowledge of the Company all Legal Requirements administered and enforced by OFAC or the U.S. State Department (“Trade Laws”). Since January 1, 2015, none of the Acquired Companies has been a party to any Contract or engaged in any transaction or other business, directly or indirectly, (a) in material breach of Trade Laws or (b) with any Governmental Body or other Person that appears on any list of OFAC-sanctioned parties (including any Person that appears on OFAC’s Specially Designated Nationals and Blocked Persons List), is owned or controlled by such a Person, or is located or organized in any country or territory that is subject to comprehensive OFAC sanctions.

Section 3.27 Anti-Corruption. Since January 1, 2015, none of the Acquired Companies has, nor to the knowledge of the Company have any of their respective Representatives, in connection with or acting on behalf of any of the Acquired Companies, directly or indirectly (a) violated any anti-corruption laws, (b) used corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense, (c) made any direct or indirect unlawful payment to any official, officer, employee or representative of any Governmental Body, or (d) made any bribe, payoff, rebate, influence payment, kickback or other unlawful payment under circumstances where the Acquired Company or the Representative knew or reasonably should have known (after due and proper inquiry) that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to a Person for the purpose of influencing any act or decision of a Governmental Body in their official capacity, securing any improper advantage, or assisting the Acquired Company or any of its Representatives in obtaining or retaining business, or in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage.

Section 3.28 Information in the Offer Documents and Schedule 14D-9. None of the information with respect to the Acquired Companies supplied or to be supplied by or on behalf of the Company for inclusion in the Offer Documents will, at the time of the filing of the Offer Documents, at any time it is amended or supplemented or at the time of any distribution or dissemination of the Offer Documents and at the time of the consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading. At the time of the filing, at any time it is amended or supplemented and at the time of publication, distribution and dissemination to the Company’s stockholders, the Schedule 14D-9 (a) will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and (b) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading. For clarity, the representations and warranties in this Section 3.28 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to the Company by Parent or Purchaser or any of their Representatives for inclusion therein.

Section 3.29 No Other Representations. Except for the representations and warranties contained in Article 4 and except in the case of fraud, the Company acknowledges that neither Parent, Purchaser nor any Representative of Parent or Purchaser makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representations or warranties with respect to Parent or Purchaser or with respect to any other information, including as to the accuracy or completeness of such information, provided or made available to the Company in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE 4

Representations and Warranties of Parent and Purchaser

Parent and Purchaser hereby represent and warrant to the Company as follows:

Section 4.1 Due Incorporation. Except with respect to matters that, individually or in the aggregate, would not materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions, each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to: (a) conduct its business in the manner in which its business is currently being conducted; and (b) own and use its assets in the manner in which its assets are currently owned and used. Parent has delivered to the Company or the Company’s Representatives prior to the date of this Agreement true and complete copies of the certificate of incorporation and bylaws of each of Parent and Purchaser, including all amendments thereto. Neither Parent nor Purchaser is in material violation of their respective articles of incorporation or bylaws.

Section 4.2 Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions. Parent owns beneficially and of record all of the outstanding capital stock of Purchaser.

Section 4.3 Authority; Binding Nature of Agreement. Each of Parent and Purchaser has the corporate power and authority to execute and deliver and perform their respective obligations under this Agreement. The execution, delivery and performance by Parent and Purchaser of this Agreement have been duly and validly authorized by all necessary corporate action on the part of Parent and Purchaser and their respective boards of directors, and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement or to consummate the Transactions, other than the adoption of this Agreement (immediately following its execution) by Parent as the sole stockholder of the Purchaser. This Agreement constitutes the legal, valid and binding obligation of each of Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, is enforceable against them in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.4 Non-Contravention; Consents. The execution, delivery and performance of this Agreement by Parent and Purchaser, and the consummation by Parent and Purchaser of the transactions as contemplated by this Agreement, will not: (a) result in a breach or violation of, or default under, any of the provisions of the certificate of incorporation or bylaws of Purchaser or Parent; (b) result in a breach or violation by Parent or Purchaser of any Legal Requirement applicable to Parent or Purchaser, or to which either of them is subject; or (c) with or without notice or lapse of time or both, result in a breach or violation of, a termination (or right of termination) or default under, any change in or acceleration or creation of any obligations or the creation of any Encumbrance on the assets of Parent or Purchaser, or change or loss of rights pursuant to any Contract, in each case, that would be binding upon Parent or Purchaser, except as, individually or in the aggregate, would not materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions. Except as may be required by the Exchange Act, blue sky Legal Requirements and Takeover Laws, the DGCL, and the rules and regulations of NASDAQ, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to make any filing with or give any notice or report to, or to obtain any Consent from, any Person at or prior to the Closing in connection with the execution, delivery and performance of this Agreement by Parent or Purchaser or the consummation by Parent or Purchaser of the Transactions, except those that the failure to make or obtain, individually or in the aggregate, would not materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions. No additional vote of Parent’s stockholders is necessary to approve this Agreement or any of the Transactions.

Section 4.5 Information in the Offer Documents and Schedule 14D-9. None of the information with respect to Parent or Purchaser supplied or to be supplied by or on behalf of Parent or Purchaser for inclusion in the Schedule 14D-9, and so included therein, shall, at the time of the filing of the Schedule 14D-9, at any time it is amended or supplemented (following any amendment or additional supplement of such information by Parent or Purchaser, or on their behalf), or at the time of any distribution or dissemination of the Schedule 14D-9, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading. At the time of the filing of the Offer Documents, at any time any Offer Document is amended or supplemented, at the time of the distribution and dissemination of the Offer Documents, the Offer Documents (i) shall comply in all material respects with the Exchange Act and the rules and regulations promulgated thereunder and (ii) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading. For clarity, the representations and warranties in this Section 4.5 shall not apply to statements or omissions included or incorporated by reference in the Offer Documents based upon information supplied to Parent or Purchaser by the Acquired Companies or any of their Representatives specifically for inclusion therein.

Section 4.6 Absence of Litigation. As of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of Parent, threatened against Parent or Purchaser that would materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions. As of the date of this Agreement, neither Parent nor Purchaser is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or, to the knowledge of Parent, continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body that would materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions.

Section 4.7 Solvency. Neither Parent nor Purchaser is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Parent, Purchaser, the Company or any of their respective Subsidiaries of Affiliates. Assuming (i) satisfaction or waiver of the Offer Conditions, (ii) the accuracy of the representations and warranties made by the Company in Article 3 and (iii) compliance with the Company with the covenants and agreements set forth herein, immediately after giving effect to the Transactions and the transactions contemplated by the Debt Commitment Letters, Parent and the Acquired Companies (on a consolidated basis) will, after giving effect to the Merger or any other Transactions, including the funding of the Financing, payment of the Merger Consideration, and payment of all other amounts required to be paid in connection with the consummation of the Merger or any other Transaction and the payment of all related fees and expenses, be Solvent at and immediately after the Closing. As used in this Section 4.7, the term “Solvent” shall mean, with respect to a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of Parent and the Acquired Companies (on a consolidated basis) will exceed their debts, (b) Parent and the Acquired Companies (on a consolidated basis) have not incurred and do not intend to incur debts beyond their ability to pay such debts as such debts mature, and (c) Parent and the Acquired Companies (on a consolidated basis) will have, sufficient capital and liquidity with which to conduct their business. For purposes of this Section 4.7, “debt” means any liability on a claim, and “claim” means any (i) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (ii) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 4.8 Financing. Parent has delivered to the Company true and complete copies of (a) a fully executed commitment letter dated on or about the date of this Agreement from the Financing Sources (together with all exhibits, annexes, schedules and term sheets attached thereto and as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 6.14(b)), and (b) a fully executed fee letter (which may be redacted solely to omit the fee amounts and other economic terms and the “market flex” provisions thereof, none of which would adversely affect the amount, conditionality, availability or termination of the Financing contemplated thereby)(the “Redacted Fee Letter”) dated on or about the date of this Agreement from the Financing Sources (together with all exhibits, annexes, schedules and term sheets attached thereto and as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 6.14(b), collectively, the “Financing Letters”) providing, subject to the terms and conditions therein, for debt financing in the amounts set forth therein (being collectively referred to as the “Financing”). As of the date of this Agreement, none of the Financing Letters has been amended or modified, and, to the knowledge of Parent, no such amendment or modification is contemplated, and, to the knowledge of Parent, none of the respective obligations and commitments contained in such letters have been withdrawn, terminated or rescinded in any respect and, to the knowledge of Parent, no such withdrawal, termination or rescission is contemplated. Parent or Purchaser has fully provided for any and all commitment fees or other fees in connection with the Financing Letters that are payable on or prior to the date of this Agreement and shall continue to provide in full for any such amounts required to be paid pursuant to the terms of the Financing Letters as and when they become due and payable on or prior to the Closing Date. The net proceeds contemplated by the Financing Letters (after netting out applicable fees, expenses, original issue discount and similar premiums and charges and after giving effect to the maximum amount of flex (including original issue discount flex) provided under the Financing Letters), together with any available cash of the Parent, the Company and their respective Subsidiaries as of the Closing Date (taking into account, with respect to any cash of the Acquired Companies, the limitations set forth in clause (C) of the last sentence of Section 6.14(a)), will in the aggregate be sufficient for Purchaser and the Surviving Corporation to pay the aggregate Offer Price and Merger Consideration and any other amounts required to be paid in connection with the consummation of the Transactions (including all amounts payable in respect of Company Stock Options and Company Awards under this Agreement) and to pay all related fees and expenses payable by them in connection with the Transactions, including the Financing (such amount collectively, the “Required Amount”). The Financing Letters are (x) legal, valid and binding obligations of Parent and Purchaser, as applicable, and, to the knowledge of Parent, each of the other parties thereto, (y) enforceable in accordance with their respective terms against Parent and Purchaser, as applicable, and, to the knowledge of Parent, each of the other parties thereto, in each case subject to the Enforceability Exceptions and (z) as of the date of this Agreement, in full force and effect. As of the date of this Agreement, no event has occurred that, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Parent or Purchaser or, to the knowledge of Parent, any other parties thereto under the Financing Letters. As of the date of this Agreement, assuming satisfaction or waiver of the conditions to Parent’s and Purchaser’s obligations to consummate the Offer and the Merger, Parent and

Purchaser do not have any reason to believe that the conditions precedent set forth in the Financing Letters will not be satisfied or that the Required Amount will not be available on the Closing Date. As of the date of this Agreement, there are no side letters or other Contracts or arrangements to which Parent or any of its Affiliates is a party related to the Financing other than as contained in the Financing Letters delivered to the Company prior to the date of this Agreement that would (A) impair the enforceability of any of the Financing Letters, (B) reduce the aggregate amount of any portion of the Financing (including by increasing the amount of fees to be paid or original issue discount as compared to the fees and original issue discount contemplated by the Financing Letters on the date of this Agreement) such that the aggregate amount of the Financing would be below the amount required to pay the Required Amount, (C) impose new or additional conditions precedent to the Financing, (D) otherwise adversely modify any of the conditions precedent to the Financing or (E) reasonably be expected to prevent, impair or delay the consummation of the Financing.

Section 4.9 Ownership of Company Common Stock. Except as set forth on Schedule 4.9, as of the date of this Agreement none of Parent or any of Parent’s Subsidiaries or any of their affiliates and associates owns (within the meaning of Section 203 of the DGCL), and all times for the past five (5) years, neither Parent nor any of Parent’s Subsidiaries or any of their affiliates and associates has owned (within the meaning of Section 203 of the DGCL), any Shares or any securities, contracts or obligations convertible into or exercisable or exchangeable for Shares. Neither Parent nor Purchaser is, nor at any time during the past three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Section 4.10 No Other Representations. In connection with the due diligence investigation of the Company by Parent and Purchaser, Parent and Purchaser have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding the Acquired Companies and their respective business and operations. Parent and Purchaser hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, with which Parent and Purchaser are familiar, that Parent and Purchaser are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plans, so furnished to them. Accordingly, except for the representations and warranties contained in Article 3 and except in the case of fraud, Parent and Purchaser acknowledge that neither the Acquired Companies nor any Representative of the Acquired Company makes, and Parent and Purchaser acknowledge that it has not relied upon or otherwise been induced by, any other express or implied representations or warranties with respect to the Acquired Companies or with respect to any other information, including as to the accuracy or completeness of such information, provided or made available to Parent or Purchaser in connection with the Transactions, including any information, documents, estimates, projections, forecasts or other material made available to Parent, Purchaser or their respective Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE 5

Certain Covenants of the Company

Section 5.1 Access and Investigation.

(a) During the Pre-Closing Period, upon reasonable advance notice to the Company, the Company shall, and shall cause the other Acquired Companies to, provide Parent and Parent’s Representatives with reasonable access during normal business hours to the Acquired Companies’ Representatives, personnel, properties, files, assets, customers, suppliers and vendors and to all existing books, records and other documents and information relating to any of the Acquired Companies; provided, however, that any such access shall be conducted in such a manner as not to interfere unreasonably with the normal operation of the business of the Acquired Companies; provided, further, that no investigation pursuant to this Section 5.1 shall affect or be deemed to modify any representations or warranties made by the Company in this Agreement. With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall instruct the applicable Representatives of Parent to comply with, all of its confidentiality obligations under the Confidentiality Agreement, dated as of March 27, 2017, by and between Parent and the Company (as amended, the “Confidentiality Agreement”). Any access to any Leased Real Property shall be subject to the Company’s reasonable security measures and the applicable requirements of the Real Property Leases and shall not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including, without limitation, any Phase I or Phase II environmental assessments.

(b) Nothing in Section 5.1(a) shall require the Company to disclose, or provide any access to, any information to Parent or any of Parent’s Representatives if such access or disclosure would (i) result in the waiver of any attorney client or other applicable privilege or (ii) contravene any applicable Legal Requirement. The Company and Parent shall each use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure under circumstances in which the restrictions of the preceding sentence apply.

Section 5.2 Operation of the Company’s Business.

(a) During the Pre-Closing Period: (i) except (x) as required or otherwise contemplated under this Agreement, (y) with the written consent of Parent (not to be unreasonably withheld, conditioned or delayed) or (z) as set forth in Part 5.2 of the Company Disclosure Schedule, the Company shall, and shall cause each of the other Acquired Companies to, conduct its business and operations (A) in the ordinary course and in substantially the same manner as previously conducted and (B) use reasonable best efforts to maintain compliance with all applicable Legal Requirements and the requirements of all Material Contracts; and (ii) the Company shall promptly notify Parent of (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Transactions, and (B) any Legal Proceeding commenced, or, to its knowledge, threatened, relating to or involving or otherwise affecting any of the Acquired Companies or that relates to any of the Transactions. During the Pre-Closing Period, the Company shall, and shall cause each other Acquired Company to, use reasonable best efforts to preserve intact the components of its current business organization, including keeping available the services of current officers, directors, managers, employees, advisors and consultants, and use reasonable best efforts to maintain relations and goodwill with their respective suppliers, distributors, manufacturers, customers and other business associates and Governmental Bodies.

(b) Without limiting the generality of the foregoing, during the Pre-Closing Period, except (x) as required or otherwise contemplated under this Agreement, (y) with the written consent of Parent (not to be unreasonably withheld, conditioned or delayed) or (z) as set forth in Part 5.2 of the Company Disclosure Schedule, the Company shall not, and shall not permit any other Acquired Company to:

(i) declare, authorize, set aside or pay any dividend or make any other distribution in respect of any shares of the Company’s capital stock, or purchase or repurchase, redeem or otherwise acquire any shares of the Company’s capital stock, other than (A) dividends or distributions between or among any of the Acquired Companies, (B) acquisitions by the Company of Shares in connection with the surrender by holders of Company Stock Options to pay the exercise price of such Company Stock Options, (C) the withholding of Shares to satisfy Tax obligations with respect to awards granted pursuant to the Company Equity Plan and (D) the acquisition by the Company of Company Stock Options, Company Restricted Stock Unit Awards or Other Company Stock-Based Awards in accordance with the terms thereof in effect as of the date of this Agreement, as applicable, in connection with the forfeiture of such awards;

(ii) sell, issue, grant or authorize the issuance or grant of, or accelerate the vesting or modify the terms of, (A) any capital stock or other security, (B) any option, call, warrant, share of phantom stock or phantom stock right, stock purchase or stock appreciation right, restricted stock unit, performance stock unit or right to acquire any capital stock or other security, or (C) any instrument convertible into or exchangeable for any capital stock or other security; provided, however, that Company may issue Shares upon the valid exercise of Company Stock Options or pursuant to Company Restricted Stock Unit Awards or Other Company Stock-Based Awards, in each case outstanding as of the date of this Agreement;

(iii) split, combine or reclassify its outstanding shares of capital stock or enter into any agreement with respect to voting of any of its capital stock or any securities convertible into or exchangeable for such capital stock;

(iv) (A) except as required by applicable Legal Requirements, (1) increase the compensation payable or that could become payable by any Acquired Company to directors, managers, officers or employees, (2) enter into or amend in any material respect, any existing employment, severance, retention or change in control agreement with any of its past or present officers or employees, including any arrangement that would require disclosure pursuant to the first sentence of Section 3.17 if entered into prior to the date of this Agreement, (3) promote any officers or employees, except as the result of the termination or resignation of any officer or employee, or (4) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under any Employee Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be an Employee Plan if it were in existence as of the date of this Agreement, or make any contribution to any Employee Plan, other than contributions required by applicable Legal Requirements or the terms of such Employee Plans as in effect on the date hereof, or (B) pay or enter into a Contract to pay any “stay bonus,” “closing bonus” or any other bonus or compensation in connection with the execution and delivery of this Agreement or the Transactions;

(v) enter into, adopt, amend, terminate or extend any collective bargaining Contract, or any similar agreement with any union, works council or similar employee representative body;

(vi) make any widespread communication with the employees of the Acquired Companies or make any commitments to any employees regarding the compensation, benefits or other treatment they will receive in connection with the Offer or the other Transactions, unless any such communications are consistent in all respects with prior directives or documentation approved by Parent (in which case, the Acquired Companies shall provide Parent with prior notice of and the opportunity to review and comment upon any such written or other communications);

(vii) amend, modify or waive any provision of, or permit the adoption of, any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

(viii) (A) acquire any equity interest or other interest in any other Entity, or (B) enter into any joint venture, partnership or similar arrangement providing for the sharing of profits and losses;

(ix) incur any indebtedness for borrowed money or issue any debt securities or other rights to acquire debt securities of the Company or any Acquired Company or assume, guarantee or endorse, as an accommodation or otherwise, the obligations of any other Person (other than another Acquired Company), including any borrowings or other indebtedness under the Company’s Credit Agreement with Silicon Valley Bank;

(x) pre-pay any long-term debt or accelerate or delay any payments or the collection of payments due to the Acquired Companies, except in the ordinary course of business of the Acquired Companies;

(xi) make any capital expenditure in excess of $100,000 individually or $250,000 in the aggregate, other than capital expenditures made in the ordinary course of business or otherwise consistent with the Company’s capital expenditure budget delivered to Parent prior to the date hereof;

(xii) (A) other than in the ordinary course of business of the Acquired Companies or solely between or among any of the Acquired Companies, acquire, lease, license or sublicense any material right or other asset, including Intellectual Property Rights, from any other Person; (B) other than solely between or among any of the Acquired Companies, divest, sell or otherwise dispose of, or lease, license or sublicense, or grant any covenants not to assert or sue with respect to, any material right or other material asset, including material Intellectual Property Rights, to any other Person, except sales of products and grants of non-exclusive licenses in the ordinary course of business; or (C) waive or relinquish, abandon, allow to lapse or encumber (except for any Permitted Encumbrance) any material right or material asset, including material Intellectual Property Rights (except for any patents within the Company Managed IP having lapsed or expired at the end of their statutory term);

(xiii) lend money or make capital contributions to, or make investments in, any Person, except in each case in the ordinary course of business of the Acquired Companies and loans, advances or capital contributions by and among the Acquired Companies, or make (A) extensions of credit to customers except in the ordinary course of business or (B) advances to directors, officers and other employees for travel and other business-related expenses, except in each case in the ordinary course of business and in compliance in all material respects with the Company’s policies related thereto;

(xiv) enter into, modify, amend or terminate any Material Contract or waive, release, or assign any rights or claims thereunder;

(xv) except to the extent required by applicable Legal Requirements, make or change any material Tax election, settle or compromise any material Tax liability, claim or assessment, change any annual Tax accounting period, change or consent to any change in any Tax accounting method, file any amended material Tax Return, enter into any closing agreement, surrender any right to claim a material Tax refund, or waive or extend or consent to any extension or waiver of the statute of limitations period applicable to the collection or assessment of any material Taxes;

(xvi) (A) terminate any employee or independent contractor outside of the ordinary course of business, or (B) hire any employee or independent contractor;

(xvii) commence or settle any Legal Proceeding except for the settlement of any Legal Proceedings or other claim that is for solely monetary payments of no more than $25,000 individually and $100,000 in the aggregate;

(xviii) change any of its methods of accounting or accounting practices in any material respect unless required by GAAP or applicable Legal Requirements; or

(xix) agree or commit to take any of the actions described in clauses (i) through (xviii) of this Section 5.2(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Acquired Companies prior to the Offer Acceptance Time.

Section 5.3 No Solicitation.

(a) During the Pre-Closing Period, the Company shall not, and shall cause the other Acquired Companies and their respective directors and officers not to, and shall not authorize or direct, and shall use reasonable best efforts to cause its and their respective other Representatives not to, directly or indirectly: (i) solicit, initiate, or knowingly take any action to induce, facilitate or encourage the submission or announcement of any Acquisition Proposal (including by granting any waiver under Section 203 of the DGCL) or any inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (ii) furnish any information regarding any of the Acquired Companies to any Person in connection with or in response to an Acquisition Proposal or an inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal (except to state they are not permitted to engage in such discussions or negotiations pursuant to the terms of this Agreement); (iii) participate or engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or an inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (iv) adopt, approve, recommend, submit to stockholders or declare advisable any Acquisition Proposal; (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction or modify or amend any provision in any Contract in connection with any Acquisition Proposal (other than entry into an Acceptable Confidentiality Agreement); or (vi) release or permit the release during the Pre-Closing Period of any Person from, or waive or permit the waiver of any provision of, any confidentiality, “standstill”, or similar provision of any agreement to which any of the Acquired Companies is a party; provided, however, that prior to the Offer Acceptance Time, this Section 5.3 shall not prohibit the Company or any Representative of the Company from furnishing information regarding the Acquired Companies to, or entering into or participating in discussions or negotiations with, any Person (and waiving such Person’s noncompliance with the provisions of any “standstill” agreement) in response to a bona-fide written Acquisition Proposal that is submitted after the date of this Agreement to the Company by such Person (and not withdrawn) if (A) such Acquisition Proposal was not solicited in breach of this Section 5.3, (B) the Company Board concludes in good faith, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, that (1) such bona-fide written Acquisition Proposal constitutes a Superior Offer or would reasonably be expected to lead to a Superior Offer and (2) the failure to take such action would be reasonably likely to constitute a breach of the fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirements, (C) concurrently with furnishing any such information to, or entering into discussions with, such Person, Parent receives written notice from the Company stating the identity of such Person and the Company’s intention to furnish information to, or enter into discussions with, such Person, (D) prior to furnishing such information, the Company receives from such Person an executed confidentiality agreement in a customary form that is no less restrictive to the other party than the Confidentiality Agreement is to Parent, provided that such confidentiality agreement need not contain any “standstill” provision (each, an “Acceptable Confidentiality Agreement”), and (E) the Company concurrently furnishes all such information to Parent (to the extent such information has not been previously furnished or made available by the Company to Parent or Parent’s Representatives). Without limiting the generality of the foregoing, the Company acknowledges and agrees that any breach of any of the restrictions set forth in the preceding sentence by any Representative of the Company or any Acquired Company, whether or not such Representative is purporting to act on behalf of the Company or any Acquired Company, shall be deemed to constitute a breach of this Section 5.3 by the Company.

(b) During the Pre-Closing Period, the Company shall promptly (and in no event later than the later to occur of (A) twenty-four (24) hours or (B) noon of the next Business Day after receipt thereof) advise Parent orally and in writing of any bona fide Acquisition Proposal, any inquiry, indication of interest, proposal, offer or request that would reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information relating to any of the Acquired Companies in connection with an Acquisition Proposal, including (i) the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request, (ii) an unredacted copy of all written materials provided in connection with such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request and (iii) a written summary of all material oral communications made by any Person during the Pre-Closing Period with respect thereto. After receipt of the Acquisition Proposal, inquiry, indication of interest or request, the Company shall promptly (and in any event within the later to occur of (A) twenty-four (24) hours or (B) noon of the next Business Day) keep Parent informed orally or in writing of any material change in the status, terms and pertinent details of any such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request (including by providing prompt notice of all material amendments or proposed material amendments thereto) and shall promptly (and in any event within the later to occur of (A) twenty-four (24) hours or (B) noon of the next Business Day) provide to Parent an unredacted copy of all written materials subsequently provided in connection with such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request.

(c) As of the date of this Agreement, the Company shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that could reasonably be expected to lead to an Acquisition Proposal. The Company shall promptly (but in no event later than forty-eight (48) hours following the execution of this Agreement) demand that each Person that has heretofore executed a confidentiality agreement with the Company or any of its Affiliates or Subsidiaries or any of its or their Representatives with respect to such Person’s consideration of a possible Acquisition Proposal to immediately return or destroy (and shall demand such destruction subsequently be certified in writing by such Person to the Company if such Person is required to do so pursuant to the terms of the non-disclosure or confidentiality agreement between such Person and the Company) all confidential information heretofore furnished by the Company, any of its Subsidiaries or any of its or their Affiliates or Representatives to such Person, its Subsidiaries or any of its or their Affiliates or Representatives, in each case pursuant to the terms of such confidentiality agreement.

(d) None of the Company, the Company Board or any committee thereof shall (i)(A) withhold, fail to include in (or remove from) the Schedule 14D-9, withdraw, qualify or modify (or resolve, determine or propose to withhold, fail to include in (or remove from) the Schedule 14D-9, withdraw, qualify or modify), in each case in a manner adverse to Parent or Purchaser, the Company Board Recommendation or (B) approve, recommend, submit to stockholders or declare advisable (or resolve, determine or propose to approve, recommend, submit to stockholders or declare advisable) any Acquisition Proposal (any action described in this clause (i) being referred to as an “Adverse Change Recommendation”), (ii) subject to Section 5.3(e), fail to publicly recommend against any Acquisition Proposal, or fail to publicly reaffirm the Company Board Recommendation, within the later of four (4) Business Days after receipt of written request by Parent or ten (10) Business Days following the commencement by a third party of any tender offer or exchange offer related to the Shares, or (iii) approve, recommend, submit to stockholders or declare advisable (or resolve, determine or propose to approve, recommend, submit to stockholders or declare advisable), or allow any Acquired Company to execute or enter into, any Contract (other than an Acceptable Confidentiality Agreement) constituting or related to, or that is intended to or would be reasonably likely to lead to, an Acquisition Transaction, or requiring or reasonably likely to cause the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (any such Contract, an “Alternative Acquisition Agreement”), except as expressly permitted by Section 5.3(a) or 5.3(e). Notwithstanding the foregoing, neither (1) the confidential determination in and of itself by the Company Board (or a committee thereof) that an Acquisition Proposal constitutes, or would reasonably be expected to likely to lead to a Superior Proposal, nor (2) the delivery in itself by the Company to Parent of any notice contemplated by Section 5.3(e) will constitute an Adverse Change Recommendation or violate this Section 5.3.

(e) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to Purchaser accepting, for the first time, for payment Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Acceptance Time”), the Company Board may make an Adverse Change Recommendation or terminate this Agreement to enter into a Specified Agreement if and only if: (i) in the event of a Superior Offer, such Superior Offer was not solicited in breach of Section 5.3; (ii) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor of nationally recognized reputation, that the failure to make the Adverse Change Recommendation or terminate this Agreement to enter into a Specified Agreement would be reasonably likely to constitute a breach of the fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirements; (iii) Parent shall have received from the Company prior written notice of the Company’s intention to make an Adverse Change Recommendation or terminate this Agreement to enter into a Specified Agreement at least four (4) Business Days prior to making any Adverse Change Recommendation or terminating this Agreement to enter into a Specified Agreement (a “Change of Recommendation Notice”); and (iv) the Company shall comply with clauses (A) through (E) as follows: (A) prior to giving effect to clauses (B) through (E), the Company Board shall have determined in good faith, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, that such Acquisition Proposal is a Superior Offer; (B) the Company shall have provided to Parent in writing the material terms and conditions of such Acquisition Proposal and unredacted copies of all material documents relating to such Acquisition Proposal in accordance with Section 5.3; (C)

the Company shall have given Parent the four (4) Business Day period following Parent’s receipt of the Change of Recommendation Notice to propose revisions to the terms of this Agreement or make other proposals and shall, if requested by Parent, have negotiated in good faith with Parent (and caused its Representatives to negotiate with Parent) during the four (4) Business Day period provided in the foregoing clause (iii) of this Section 5.3(e) with respect to such proposed revisions or other proposals, if any, so that the Acquisition Proposal would no longer constitute a Superior Offer; (D) after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, the Company Board shall have determined in good faith that such Acquisition Proposal remains a Superior Offer and that the failure to make the Adverse Change Recommendation or terminate this Agreement to enter into a Specified Agreement would be reasonably likely to constitute a breach of the fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirements; and (E) if the Company intends to terminate this Agreement to enter into a Specified Agreement, the Company shall have complied with Section 8.1(e). For the avoidance of doubt, the provisions of this Section 5.3(e) shall also apply to any material amendment to any Acquisition Proposal or any successive Acquisition Proposals (except that any reference to four (4) Business Days shall instead be two (2) Business Days). Nothing contained in this Section 5.3(e) shall prohibit the Company Board from (x) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9(f) promulgated under the Exchange Act, or (y) making any disclosure to the Company’s stockholders that the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to make such disclosure would be reasonably likely to constitute a breach of its fiduciary duties to the Company’s stockholders under applicable Legal Requirements; provided that, in either case, any such disclosure does not contain an Adverse Change Recommendation. Neither the Company nor the Company Board shall be permitted to recommend that the Company stockholders tender any securities in connection with any tender or exchange offer or otherwise approve, endorse or recommend any Acquisition Proposal, unless in each case, in connection therewith, the Company Board effects an Adverse Change Recommendation in accordance with the terms of this Agreement.

(f) Notwithstanding anything to the contrary herein, at any time prior to the Offer Acceptance Time, the Company Board may make an Adverse Change Recommendation with respect to an Intervening Event if and only if: (i) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make the Adverse Change Recommendation would be reasonably likely to constitute a breach of the fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirements; (ii) Parent shall have received from the Company a Change of Recommendation Notice at least four (4) Business Days prior to making any Adverse Change Recommendation, describing the Intervening Event in reasonable detail; (iii) during such four (4) Business Day period, the Company shall have negotiated in good faith with Parent (and caused its Representatives to negotiate with Parent) with respect to any proposed revisions to this Agreement or other proposals made by Parent, if any, that would obviate the need to make an Adverse Change Recommendation; and (iv) after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel, the Company Board shall have determined in good faith that the failure to make the Adverse Change Recommendation would be likely to constitute a breach of the fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirements. The provisions of this Section 5.3(f) shall also apply to any material change to the facts and circumstances relating to an Intervening Event, in which case such change shall require a new Change of Recommendation Notice and the Company shall be required to comply again with the provisions of this Section 5.3(f).

(g) Except immediately prior to the entry into a Specified Agreement that is entered into in compliance with the terms of this Section 5.3 and Section 8.1(e), the Company shall not waive the application of any Takeover Law or similar Legal Requirement.

ARTICLE 6

Additional Covenants of the Parties

Section 6.1 Filings and Approvals.

(a) Without limiting the generality of anything contained in this Section 6.1, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and Legal Requirements to consummate and make effective the Transactions as soon as reasonably practicable, including (i) preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Governmental Body or other Person in connection with the consummation of the Transactions, (ii) promptly, but in no event later than the date that is ten (10) Business Days after the date hereof, file any and all notices, reports and other documents required to be filed by such party under the HSR Act with respect to the Offer and the Merger and the other Transactions, and (iii) as promptly as reasonably practicable provide such information as may reasonably be requested by any Governmental Body in connection with the Transactions as well as any information required to be submitted to comply with a request for additional information in order to commence or end a statutory waiting period. The Company shall promptly, but in no event later than the date that is five (5) calendar days after the date hereof, provide ICANN advance notice of the Transactions and the related “Change of Control” pursuant to Section 7.5 of the registry agreements between ICANN, on the one hand, and the Acquired Companies, on the other hand, with respect to top-level domains owned or otherwise held by the Acquired Companies (collectively, the “Registry Agreements”).

(b) Without limiting the generality of anything contained in this Section 6.1, each party hereto shall (i) give the other parties prompt notice of the making or commencement of any Legal Proceeding by or before any Governmental Body with respect to the Transactions of which such party had knowledge, (ii) keep the other parties reasonably informed as to the status of any such Legal Proceeding and (iii) promptly inform the other parties of any communication to or from the FTC, DOJ or any other Governmental Body or ICANN to the extent regarding the Transactions or regarding any such Legal Proceeding, and provide a copy of all written communications. Parent and the Company shall have the right to review (and have their respective counsel review) in advance, and to the extent practicable each shall consult the other on, all material information relating to Parent, Purchaser or the Company, as the case may be, and any of their respective Subsidiaries that appears in any filing made with, or written materials submitted to, any Governmental Body or ICANN in connection with the Offer and the Transactions and shall consider in good faith all comments reasonably proposed by Parent or the Company, as the case may be. In addition, each party hereto shall (A) except as may be prohibited by any Legal Requirement, permit authorized Representatives of the other party to have reasonable access to and be consulted in connection with any proposed written material communication to any Governmental Body or ICANN in connection with the Transactions, and (B) as circumstances reasonably permit, consult with the other party in advance of any meeting or conference with a Governmental Body or ICANN relating to the Transactions and give the other party the opportunity to attend and participate in such meetings and conferences.

(c) To the extent necessary to obtain clearance pursuant to the HSR Act or other Legal Requirement applicable to the Transactions, Parent and its Affiliates (including Purchaser) shall (i) offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise restrictions on the activities of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company and its Subsidiaries, on the other hand; and (ii) contest, defend and appeal any Legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger (any such action in (i) or (ii), an “Antitrust Required Action”), in each case unless taking such Antitrust Required Action would reasonably be expected to either (x) materially and adversely affect Parent taken together with its Subsidiaries (excluding for the avoidance of doubt the Company and its Subsidiaries) or (y) materially and adversely affect the benefits to be obtained by virtue of the Transactions (any of the foregoing having such an effect, an “Antitrust Restraint”), provided, that nothing contained in this Section 6.1(c) or elsewhere in this Agreement shall require the sale, divestiture, license or other disposition of any or all of the capital stock or other equity or voting interests, assets (whether tangible or intangible), rights, products or businesses of Parent and Purchaser (and their respective Affiliates, if applicable), on the one hand, and the Company and its Subsidiaries, on the other hand, and provided further, that for purposes of this Section 6.1(c), the terms “materially” and “adversely” shall not be governed by the definition of “Material Adverse Effect” contained in Exhibit A to this Agreement.

Section 6.2 Indemnification of Officers and Directors.

(a) From and after the Effective Time until the six (6)-year anniversary of the Closing, the Surviving Corporation shall (and if the Surviving Corporation for any reason cannot, Parent shall) (i) indemnify and hold harmless the individuals who at any time prior to the Effective Time were directors or officers of any Acquired Company (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees and disbursements), judgments, fines, losses, claims, settlements, damages or liabilities in connection with actions or omissions occurring or alleged to have occurred at or prior to the Effective Time and advance expenses with respect thereto, and (ii) honor and maintain in effect for a period of six (6) years from the Effective Time (A) all rights to advancement of expenses and indemnification of each Indemnified Party, in each case as provided, as applicable, in the certificates of incorporation and bylaws (or comparable organizational documents) of the Acquired Companies, and (B) all rights to advancement of expenses and indemnification in any indemnification agreements between such Acquired Company and any Indemnified Party entered into prior to the date hereof and a copy of which has been provided to Parent. The certificate of incorporation and bylaws of the Surviving Corporation shall contain the provisions with respect to indemnification and advancement of expenses set forth in the Company Charter and the Company Bylaws, and any indemnification agreements between the Company and any Indemnified Party shall survive the Merger and shall continue in full force and effect in accordance with their terms, and such provisions and agreements shall not be amended, repealed or otherwise modified for a period of six (6) years after the Closing Date in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by applicable Legal Requirements or approved in writing by the applicable Indemnified Party.

(b) Parent shall cause to be maintained in effect for not less than six (6) years from the Effective Time the policies of directors’ and officers’ liability insurance maintained by the Acquired Companies as of the date hereof (or such other insurance policy with substantially similar coverage and with terms and conditions that are not less advantageous in any material respect than the Acquired Company’s existing policies) for the Indemnified Parties and any other employees, agents or other individuals otherwise covered by such insurance policies prior to the Effective Time with respect to matters occurring or alleged to have occurred at or prior to the Effective Time (including the Transactions); provided, however, that, in lieu of the purchase of such insurance by Parent or the Surviving Corporation, the Company may at its option prior to the Effective Time instruct its authorized insurance broker to procure for the Company a fully prepaid, non-cancellable six (6)-year run-off program for directors’ and officers’ liability insurance providing the same coverage with respect to matters occurring at or prior to the Effective Time and obtained from the same or similar insurance carriers that currently provide the Company’s director and officer liability insurance; provided that if the aggregate annual premiums for such run-off program exceeds two hundred fifty percent (250%) of the per annum rate of premium paid by the Company as of the date hereof for their existing officers’ and directors’ liability insurance policies, then the Company shall procure the maximum coverage that shall then be available at an equivalent annual premium equal to two hundred fifty percent (250%) of such rate; provided further, that the Company’s procurement of such fully prepaid run-off policy in accordance with this sentence shall be deemed to satisfy in full the obligations of Parent and Surviving Corporation pursuant to this Section 6.2(b).

(c) If Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving Person of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors, assigns and transferees of Parent or the Surviving Corporation or their respective successors or assigns, as the case may be, assume the obligations set forth in this Section 6.2.

(d) The provisions of this Section 6.2 shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

Notwithstanding anything herein to the contrary, (A) the obligations of Parent and the Surviving Corporation or their respective successors shall be subject to any limitation imposed by applicable Legal Requirements (including any limitation on the Company’s ability to indemnify its own directors and officers and others), and (B) Parent shall have no obligation to maintain the existence of the Surviving Corporation following the Effective Time.

Section 6.3 Securityholder Litigation. The Company shall promptly notify Parent of any Legal Proceeding brought, or threatened, against the Company or members of the Company Board with respect to any of the Transactions (other than by Parent or Purchaser) and shall give Parent the opportunity to consult with the Company with regard to, and participate in but not control, the defense and settlement of any such litigation. Without limiting the foregoing, but subject to Section 6.1, the Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such Legal Proceeding against the Company, the Company Board or any officer or director of an Acquired Company (or any similar Legal Proceeding involving any of the Acquired Companies) relating to the Transactions, and the right to consult on the settlement with respect to such Legal Proceeding, and the Company shall in good faith take such comments into account, and, no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.4 Payoff of Indebtedness. As Parent may require, no fewer than five (5) Business Days prior to the Closing Date, the Company shall deliver to Parent a draft payoff letter relating to the repayment of any indebtedness of the Company and each other Acquired Company then outstanding (including principal, interest, fees, expenses and other amounts payable) under the Credit Agreement by and among the Company, the other loan parties thereto and Silicon Valley Bank, and, unless otherwise directed by Parent in writing no fewer than three (3) Business Days prior to the Closing Date, (a) immediately prior to the Closing the Company shall cause the foregoing payoff letter to be duly executed and delivered to Parent and (b) Purchaser shall repay, or cause to be repaid, for the account of the Company and each other Acquired Company, by wire transfer of immediately available funds, all such amounts owed under the foregoing credit agreement, as directed by the administrative agent thereunder, and terminate any liens and guarantees with respect to such indebtedness.

Section 6.5 Third Party Consents. The Company shall use reasonable best efforts, and shall cause each other Acquired Company to use reasonable best efforts, to obtain waivers and consents from any and all third parties with respect to each Contract listed in Part 6.5 of the Company Disclosure Schedule; provided that, in connection with obtaining such waivers and consents, the Company shall not agree to any change to such Contracts that would be materially adverse to the interest of the Company, its Subsidiaries or, after the Merger, Parent or Surviving Corporation, in each case without the prior written consent of Parent.

Section 6.6 Publicity. Parent and the Company shall consult with each other and provide each other the reasonable opportunity to review and comment upon any press release or other public announcement with respect to the Offer, the Merger or any of the other Transactions before issuing any such press release or public announcement, and such party shall consider such comments in good faith; provided that the foregoing shall not apply to: (a) any press release or public announcement made with respect to the Transactions that is not inconsistent with, and not more expansive in any material respect than, any prior press release or public announcement validly made in accordance with this Section 6.6; (b) any press release or public announcement to enforce a party’s rights or remedies under this Agreement; and (c) communications permitted by the Company or Company Board pursuant to Section 5.3, including any release or announcement made with respect to an Superior Offer or Adverse Change Recommendation, or communications by Parent or Purchaser directly in response to an Adverse Change Recommendation. The press release announcing this Agreement and the Transactions shall be jointly agreed by Parent and the Company.

Section 6.7 Takeover Laws. If any Takeover Law becomes, or purports to be, applicable to the Transactions, then the Company and the Company Board shall grant such approvals and take all reasonable actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to mitigate the effect of any Takeover Law on any of the Transactions.

Section 6.8 Notification of Changes. Prior to the Effective Time, each of the Company and Parent shall give prompt notice to the other (and shall subsequently keep the other informed of any material developments related to such notice) upon its becoming aware of the occurrence or existence of any change, event, occurrence, fact, circumstance, effect or other matter that (a) (i) with respect to the Company, would result in a Material Adverse Effect and (ii) with respect to Parent or Purchaser, had or would reasonably be expected to have any material adverse effect with respect to the ability of Parent or Purchaser to consummate the Transactions, or (b) is reasonably likely to result in any of the conditions set forth in Article 7 or in Annex I not being able to be satisfied prior to the End Date; provided, however, that the delivery of any notice pursuant to this Section 6.8 shall not cure any breach of any representations or warranties requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any party hereto; provided, further, that, so long as the party entitled to notice was not prejudiced by such failure, the failure to deliver any notice pursuant to this Section 6.8 shall not be deemed to be a failure to satisfy a closing condition unless the underlying facts had caused such condition not to be satisfied.

Section 6.9 Section 16 Matters. The Company Board shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition of Shares (including derivative securities with respect to Shares) in the Offer and the Merger by applicable individuals.

Section 6.10 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Legal Requirements and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

Section 6.11 Rule 14d-10. Prior to the Offer Acceptance Time, the Company (acting through the Compensation Committee of the Company Board) shall take all such steps as may be required to cause to be exempt under Rule 14d–10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement entered into on or after the date hereof by the Company, Parent or any of their respective Affiliates with current or future directors, officers or employees of the Company, Surviving Corporation and their Affiliates and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

Section 6.12 Termination of Company Equity Plans. With respect to Company Stock Options and Company Restricted Stock Unit Awards, the Company and the Company Board, or any applicable committee thereof, shall take all actions necessary or required under the applicable documents evidencing each Company Stock Option and Company Restricted Stock Unit Award, the Company Equity Plan and Legal Requirements, to cause the treatment of the Company Stock Options and Company Restricted Stock Unit Awards as set forth in Section 2.9, including any acceleration of vesting necessary or required under applicable Legal Requirements, or requested by Parent, with respect to any Company Stock Option or Company Restricted Stock Unit Award subject to the Legal Requirements of any jurisdiction outside the United States. The Company and the Company Board, or any applicable committee thereof, shall take all actions necessary or required under the applicable plan and Legal Requirements to cause, as of the Effective Time, the termination of the Company’s 2014 Employee Stock Purchase Plan.

Section 6.13 Employee Benefits.

(a) The Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) comply with employment Contracts that were in effect as of the Effective Time for employees of the Acquired Companies that become Continuing Employees (as defined below). For a period of six (6) months following the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) maintain or provide for the benefit of each employee of the Acquired Companies who continues his or her employment with Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation after the Effective Time (each a “Continuing Employee”) compensation and benefit plans and arrangements (other than the opportunity to participate in equity-based benefits and individual employment agreements) that are, at Parent’s discretion, either (i) at levels that are no less favorable, in the aggregate, than those in effect for such Continuing Employee at the Acquired Companies on the date of this Agreement, or (ii) at levels that are no less favorable, in the aggregate, than those provided to similarly situated employees of the Parent. Such compensation and benefit plans and arrangements shall be maintained, at Parent’s discretion, by either (1) the Surviving Corporation or any of its Subsidiaries, (2) Parent or any of its ERISA Affiliates, or (3) a combination of (1) and (2).

(b) The Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause to be granted to such Continuing Employee credit for all service with the Acquired Companies and its Subsidiaries prior to the Effective Time for purposes of eligibility and vesting in the benefit and compensation arrangements determined under subsection (a) above. In addition, and without limiting the generality of the foregoing, the Surviving Corporation will use commercially reasonable efforts to ensure that each Continuing Employee will be immediately eligible to participate, without any waiting period, in the compensation and benefit arrangements determined under subsection (a) above. For purposes of each benefit plan providing medical, dental, pharmaceutical, vision, disability or other welfare benefits to any Continuing Employee, the Surviving Corporation will use commercially reasonable efforts to cause all waiting periods, pre-existing conditions or limitations, physical examination requirements, evidence of insurability requirements and actively-at-work or similar requirements of such benefit plan to be waived for such Continuing Employee and his or her covered dependents. The Surviving Corporation shall further use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the old benefit plans ending on the date that such Continuing Employee’s participation in the corresponding new benefit plan begins to be given full credit pursuant to such new benefit plan for purposes of satisfying all deductible, co-payments, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such new benefit plan determined pursuant to subsection (a) above. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee following the Effective Time.

(c) Between the date of this Agreement and the Effective Time, the Acquired Companies shall use reasonable best efforts to assist Parent in entering into Parent’s standard “on-boarding” documents with each of the Continuing Employees, which documents shall be effective at the Effective Time and shall constitute (i) at-will agreements, (ii) proprietary information and inventions agreements, (iii) mutual agreements to arbitrate claims, and (iv) background check agreements, copies of which have previously been provided to the Company.

(d) Prior to the Closing Date, the Company shall and shall cause each of its Subsidiaries to (i) terminate each Employee Plan that is intended to constitute a 401(k) plan of any Acquired Company (each, a “Company 401(k) Plan”) effective no later than the day immediately preceding the Closing Date, (ii) adopt any and all amendments to each Company 401(k) Plan as may be necessary to ensure compliance with all applicable requirements of the Code (including all qualification requirements), and (iii) take such other actions in connection with the termination of any Company 401(k) Plan as Parent may reasonably request, unless Parent notifies the Company in writing at least five (5) days prior to the Closing Date that termination of such Company 401(k) Plan is not necessary. Unless Parent provides the notice described in the preceding sentence to the Company, the Company shall, prior to the Closing Date, provide Parent with evidence reasonably satisfactory to Parent that (x) each Company 401(k) Plan has been terminated effective no later than the day before the Closing Date pursuant to resolutions of the Company Board or the board of directors (or equivalent governing body) of the sponsoring Subsidiary, as applicable, (y) each Company 401(k) Plan has been amended as described above, and (z) all other actions requested by Parent have been completed (and the form and substance of the resolutions and amendments referred to herein shall be subject to the prior review and approval of Parent).

(e) Nothing in this Section 6.13 or elsewhere in this Agreement, whether express or implied, is intended nor shall be construed to (i) be treated as an amendment to any particular Employee Plan, (ii) prevent Parent from amending or terminating any of its benefit plans in accordance with their terms at any time, (iii) create a right in any employee to employment with Parent, the Surviving Corporation or any other Subsidiary of the Surviving Corporation and the employment of each Continuing Employee shall be “at will” employment or (iv) create any third-party beneficiary rights in any employee of the Acquired Companies or the Surviving Corporation, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment or benefits that may be provided to any Continuing Employee by Parent, Surviving Corporation or any Acquired Company or under any benefit plan which Parent, any Acquired Company or the Surviving Corporation may maintain.

(f) Prior to the Effective Time, the Company shall take all actions necessary to effectuate this Section 6.13 (including providing any required notices and obtaining any required consents).

(g) The Company shall provide Parent with drafts of, and a reasonable opportunity to comment upon, all resolutions and other written actions as may be required to effectuate the provisions of this Section 6.13. For purpose of the foregoing sentence, a reasonable opportunity shall mean at least five (5) Business Days prior to the adoption of the resolution or taking of the action.

Section 6.14 Financing Activities.

(a) Upon request of Parent or Purchaser, the Company shall provide reasonable cooperation and assistance to Parent and Purchaser in connection with the arrangement of the Financing as may be reasonably requested by Parent or Purchaser and that is necessary, customary or advisable in connection with Parent’s and Purchaser’s efforts to obtain the Financing (provided that such requested cooperation and assistance does not unreasonably interfere with the ongoing business of the Company), including the following actions by the Company: (i) participating in a reasonable number (taking into account the nature of the Financing) of meetings with (including using its reasonable best efforts to participate in a reasonable number of one-on-one meetings with) the Financing Sources and any other prospective lenders and purchasers of the Financing (and using its reasonable best efforts to cause the members of senior management and Representatives of the Company to participate in such meetings), and due diligence sessions, in each case in connection with all or any portion of the Financing; (ii) assisting Parent and Purchaser and their Financing Sources in the preparation of customary presentations, offering documents, bank information memoranda, financial information as reasonably requested by Parent to prepare business projections of the Surviving Corporation, lender and investor presentations, prospectuses and other similar customary materials to the extent such information is of the type and form customarily included in bank information memoranda; (iii) cooperating reasonably with the Financing Sources’ customary due diligence; (iv) assisting Parent with the preparation of (but not execution of) any guarantee, pledge and security documents reasonably requested by Parent or the Financing Sources and otherwise reasonably facilitating the provisions of guarantees, pledging of collateral and granting of security interests (it being understood that such documents will not take effect until the Closing); (v) requesting its independent accountants to provide reasonable assistance to Parent and Purchaser consistent with their customary practice (including to provide consent to Parent and Purchaser to prepare and use their audit reports relating to the Company on customary terms in connection with the Financing); (vi) cooperating reasonably in connection with the pay-off of existing indebtedness and the release of related encumbrances, and Parent’s and Purchaser’s efforts to effect the replacement or backing of any outstanding letter of credit maintained or provided by the Company at and effective as of the Closing; (vii) at least five (5) Business Days prior to the Closing, providing all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, that has been requested in writing at least ten (10) Business Days prior to the Closing; and (viii) cooperating reasonably with Parent to cause the Company’s Subsidiary DMIH Limited to transfer up to Fifteen Million Dollars ($15,000,000) to the Company as of the Closing Date in a manner that minimizes the incurrence of any applicable Taxes and the utilization of Tax assets or attributes in accordance with applicable Legal Requirements. Notwithstanding the foregoing, nothing in this Agreement will require the Acquired Companies to (A) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time, (B) enter into any definitive agreement that will be effective prior to the Effective Time, (C) give any indemnities that are effective prior to the Effective Time, or (D) provide any information the disclosure of which is prohibited or restricted under Applicable Law, is legally privileged or would result in a violation or breach of, or default under, any agreement to which an Acquired Company is a party. In addition, (1) no action, liability or obligation of any Acquired Company or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Financing will be effective until the Effective Time, and none of the Acquired Companies will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (including being an issuer or other obligor with respect to the Financing) that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time, and (2) any bank information memoranda or offering prospectuses or memoranda required in relation to the Financing will contain disclosure and financial statements reflecting the Surviving Corporation or its Subsidiaries as an obligor. Notwithstanding any other provision of this Agreement, nothing in this Agreement will require (A) any officer or Representative of the Company to execute or deliver any Definitive Debt Documents or any other related documents, certificates or opinions in connection with the Financing, (B) any officer or Representative of any of the Company’s Subsidiaries to execute or deliver any Definitive Debt Documents or any other related documents, certificates or opinions in connection with the Financing, or take any other action in connection with the Financing that could reasonably be expected to result in personal liability to such officer or Representative, (C) the members of the Company Board as of the date hereof to approve the Financing or any alternative financing or Definitive Debt Documents related thereto, or (D) any of the Acquired Companies to take any actions that become effective prior to the Effective Time with respect to their respective cash or other investment assets, including the deposit of cash with the Paying Agent (or any actions necessary to fund such deposit), if such actions would result in any material Taxes or losses attributable to the utilization by any of the Acquired Companies of any Tax assets or attributes (provided that the restriction set forth in this clause (D) shall not apply to the extent Parent agrees to indemnify the Acquired Companies in full for such Taxes and losses in the event that the Closing Date does not occur).

(b) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Financing Letters, including using reasonable best efforts to (i) maintain in effect the Financing Letters and, if entered into prior to the Closing, the definitive documentation with respect to the Financing contemplated by the Financing Letters (the “Definitive Debt Documents”), (ii) comply with its obligations under the Financing Letters and the Definitive Debt Documents, (iii) negotiate, execute and deliver the Definitive Debt Documents on terms and conditions (including flex provisions) contemplated by the Financing Letters, (iv) satisfy on a timely basis all conditions to funding that are applicable to Parent and Purchaser in the Financing Letters and Definitive Debt Documents, (v) consummate the Financing contemplated by the Financing Letters and Definitive Debt Documents and (vi) enforce its rights under the Financing Letters and Definitive Debt Documents in the event of a breach by the Financing Sources that impedes, prevents or unreasonably delays the Closing. Purchaser shall not agree to any amendment or modification of the Financing Letters after the date of this Agreement that would reasonably be expected to impede, prevent, unreasonably delay or otherwise adversely affect Purchaser’s ability to perform its obligations under this Agreement or to enforce its rights against the other parties to the Financing or the Definitive Debt Documents. In the event that all conditions to the Financing have been satisfied, Parent shall use its reasonable best efforts to cause the Financing Sources to fund such Financing in order to close the Merger. In furtherance and not in limitation of the foregoing, in the event that any portion of the Financing becomes unavailable on the terms and conditions (including the flex provisions) of the Financing Letters, Parent shall use its reasonable best efforts to obtain alternative financing from alternative sources on terms and conditions not materially less favorable in the aggregate to Parent, Purchaser and the Surviving Corporation than those set forth in the Financing Letters and in an amount that is adequate (taking into account all other financial resources of Parent and Purchaser, including cash on hand and marketable securities of Parent, Purchaser, the Company and their respective Subsidiaries on the Closing Date) to fund the Required Amount (and in such an event, any reference herein to “Financing Letters” or “Definitive Debt Documents” shall be deemed to include such alternative financing to the extent then in effect).

(c) Parent shall (i) keep the Company fully informed on a reasonably current basis of the status of its efforts to arrange the Financing, and (ii) provide the Company with copies of all executed Definitive Debt Documents. Without limiting the generality of the foregoing, Parent and Merger Sub shall promptly upon becoming aware thereof notify the Company (A) of any breach (or threatened breach) or default (or any event or circumstance that, with notice or lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to the Financing Letters or Definitive Debt Documents, (B) of any material dispute or disagreement between or among any parties to a Financing Letter or the Definitive Debt Documents, and (C) if for any reason Parent or Purchaser at any time believes that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Letters (subject to the flex provisions contained therein) or Definitive Debt Documents.

(d) Parent agrees to (i) indemnify, defend and hold harmless the Acquired Companies and their Representatives from and against any loss, damages, claim, cost, liability, obligation or expense suffered or incurred in connection with the arrangement of the Financing or any alternative financing and any information provided in connection therewith, except (A) historical information relating thereto or any other information furnished in writing by or on behalf of the Acquired Companies for use therein and (B) to the extent arising from the willful misconduct, gross negligence, fraud or intentional misrepresentation of the Acquired Companies and (ii) promptly, upon request of the Company, reimburse the Acquired Companies for all reasonable out-of-pocket costs incurred by the Acquired Companies in connection with this Section 6.14. The provisions of this Section 6.14(d) shall survive the termination of this Agreement.

Section 6.15 No Financing Condition(a) . Notwithstanding anything to the contrary contained herein, including Section 6.14, Parent and Purchaser each acknowledge and agree that obtaining the Financing is not a condition to the consummation of the Offer or the Merger. In the event that the Financing has not been obtained, Parent and Purchaser will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in this Agreement, including the satisfaction of the Minimum Condition and the satisfaction or waiver by Purchaser of the other Offer Conditions, to consummate the Offer, and Parent and Purchaser will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Section 7.1, to consummate the Merger.

ARTICLE 7

Conditions Precedent to The Merger

Section 7.1 Conditions. The obligations of the parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions, any and all of which may be waived in whole or part, to the extent permitted by applicable Legal Requirements, by a writing signed by each of Parent and the Company:

(a) No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any Governmental Body of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

(b) Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

Section 7.2 Frustration of Conditions. None of the Company, Parent or Purchaser may rely on the failure of any condition set forth in Section 7.1 to be satisfied if such failure was caused by such party’s failure to act in good faith or use reasonable best efforts to consummate the Transactions, including as required by and subject to Section 6.1.

ARTICLE 8

Termination

Section 8.1 Termination. This Agreement may be terminated prior to the Effective Time and the Merger contemplated hereby may be abandoned by action taken or authorized by the Board of Directors of the terminating parties at any time prior to the Effective Time:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company by written notice to the other if a court of competent jurisdiction or other Governmental Body has issued a final and nonappealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal;

(c) by Parent by written notice to the Company at any time prior to the Offer Acceptance Time, if, whether or not permitted to do so, (i) the Company, the Company Board or any committee thereof has made an Adverse Change Recommendation, (ii) the Company has entered into any definitive agreement or any binding agreement in principle, letter of intent, term sheet, option Contract or similar Contract with any third party that contemplates or requires an Acquisition Transaction (in each case other than an Acceptable Confidentiality Agreement), (iii) the Company Board fails to publicly reaffirm the Company Board Recommendation within the earlier of three (3) Business Days prior to the then-scheduled Expiration Date or ten (10) Business Days after receipt of a written request by Parent to provide such reaffirmation following the commencement by a third party of a tender offer or exchange offer related to the Shares or public disclosure of an Acquisition Proposal other than a commenced tender offer or commenced exchange offer (provided that, if any such request is made by Parent within three (3) Business Days of the then-scheduled Expiration Date, as promptly as practicable), or (iv) within ten (10) Business Days following the commencement by a third party of any tender offer or exchange offer related to the Shares, the Company fails to file a Schedule 14D-9 disclosing that the Company recommends rejection of such tender offer or exchange offer;

(d) by either Parent or the Company by written notice to the other if the Offer Acceptance Time has not occurred on or prior to the close of business on the 180th day after the date hereof (the “End Date”); provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if a breach by such party of any provision of this Agreement shall have proximately caused the failure of the Offer Acceptance Time to have so occurred;

(e) by the Company by written notice to Parent at any time prior to the Offer Acceptance Time, to accept a Superior Offer and enter into the Specified Agreement (defined below) relating to such Superior Offer, if (i) such Superior Offer has not been solicited in breach of Section 5.3, (ii) the Company Board, after satisfying all of the requirements set forth in Section 5.3, shall have authorized the Company to enter into a binding written definitive acquisition Contract providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”), and (iii) the Company shall have paid the Termination Fee and entered into the Specified Agreement substantially concurrently with the termination of this Agreement pursuant to this Section 8.1(e);

(f) by Parent by written notice to the Company at any time prior to the Offer Acceptance Time, if a breach of any representations or warranties or failure to perform any covenant or obligation contained in this Agreement on the part of the Company shall have occurred that would cause a failure of the conditions in Annex I to be satisfied; provided, however, that, for purposes of this Section 8.1(f), if such a breach by its nature is curable and can be cured by the Company within the earlier of the End Date and thirty (30) days of the date Parent gives the Company notice of such breach and the Company is continuing to use reasonable best efforts to cure such breach, then Parent may not terminate this Agreement under this Section 8.1(f) on account of such breach unless such breach remains uncured upon the earlier of the End Date and the expiration of such thirty (30)-day period; or

(g) by the Company by written notice to Parent at any time prior to the Offer Acceptance Time, if a breach of any representations or warranties has had or would reasonably be expected to have a material and adverse effect on Parent’s or Purchaser’s ability to consummate the Transactions or a failure to perform in any material respect any covenant or obligation contained in this Agreement on the part of Parent shall have occurred; provided, however, that, for purposes of this Section 8.1(g), if such a breach is by its nature curable and can be cured by Parent within the earlier of the End Date and thirty (30) days of the date the Company gives Parent notice of such breach and Parent is continuing to use reasonable best efforts to cure such breach, then the Company may not terminate this Agreement under this Section 8.1(g) on account of such breach unless such breach remains uncured upon the earlier of the End Date and the expiration of such thirty (30)-day period.

Section 8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that: (a) the final sentence of Section 5.1(a), Section 6.14(d), this Section 8.2, Section 8.3 and Article 9 shall survive the termination of this Agreement and shall remain in full force and effect; (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (c) the termination of this Agreement shall not relieve any party from any liability for any willful and intentional breach prior to the date of termination (which, with regard to clause (c), the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include the benefit of the bargain lost by (x) the Company or its stockholders (taking into consideration relevant matters, including the total amount payable to such stockholders under this Agreement and the time value of money), which shall be deemed in such event to be damages to the Company, or (y) Parent, as applicable).

Section 8.3 Expenses; Termination Fee.

(a) Except as set forth in Section 8.3(b), all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Offer and the Merger are consummated.

(b) If (i) (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(d), (B) after the date of this Agreement and prior to the time of the termination of this Agreement an Acquisition Proposal shall have been publicly made, commenced or submitted or announced and not withdrawn at least five (5) Business Days prior to termination, and (C) the Company consummates or signs a definitive agreement with respect to such Acquisition Transaction within twelve (12) months after such termination, (ii) this Agreement is terminated by Parent pursuant to Section 8.1(c), or (iii) this Agreement is terminated by the Company pursuant to Section 8.1(e), then the Company shall pay to Parent, at the time specified in the next sentence, a nonrefundable fee in the amount equal to the Termination Fee; provided that, solely for purposes of Section 8.3(b), all references to “fifteen percent (15%)” or to “eighty-five percent (85%)” in the definition of Acquisition Transaction shall be deemed to be references to “fifty percent (50%).” Any Termination Fee shall be paid: (x) in the case of clause (i) of the preceding sentence of this Section 8.3(b), substantially concurrently with the consummation of, or execution of a definitive agreement with respect to, an Acquisition Transaction, (y) in the case of clause (ii) of the preceding sentence of this Section 8.3(b), within two (2) Business Days following termination of this Agreement, and (z) in the case of clause (iii) of the preceding sentence of this Section 8.3(b), concurrently with a termination of this Agreement under Section 8.1(e).

(c) Any Termination Fee due under this Section 8.3 shall be paid by the Company by wire transfer of immediately available funds to an account designated in writing by Parent. For the avoidance of doubt, the Termination Fee shall be payable only once and not in duplication even though the Termination Fee may be payable under one or more provisions hereof. The Company and Parent acknowledge and agree that (i) the agreements contained in this Section 8.3 are an integral part of the Transactions, (ii) the Termination Fee is not a penalty, but are liquidated damages, in a reasonable amount that shall compensate Parent in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, Parent would not have entered into this Agreement. Accordingly, if the Company fails promptly to pay any amount due pursuant to this Section 8.3, and, to obtain such payment, Parent commences a Legal Proceeding that results in a judgment against the Company for the Termination Fee, the Company shall pay to Parent its additional costs and expenses (including attorneys’ fees and expenses) in connection with such Legal Proceeding, together with interest on the amount of the Termination Fee, from the date such payment was required until the date of payment at the prime rate, as published in The Wall Street Journal on the date such payment was required to be made. Notwithstanding anything to the contrary in this Agreement, upon payment of the Termination Fee as required pursuant to this Section 8.3, and subject to the requirement that the Acquired Companies bear their own fees and expenses under Section 8.3(a), none of the Company or any of its Representatives shall have any further liability or obligations to Parent, Purchaser or their Subsidiaries relating to or arising out of this Agreement or the Transactions.

ARTICLE 9

Miscellaneous Provisions

Section 9.1 Amendment. Prior to the Effective Time, this Agreement may be amended with the mutual agreement of the Company, Parent and Purchaser at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.2 Waiver. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this

Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive the Merger.

Section 9.4 Entire Agreement. This Agreement, including the Company Disclosure Schedule and each of the exhibits, schedules and other agreements referred to herein, and the Confidentiality Agreement (to the extent incorporated herein) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, by, between or among any of the parties with respect to the subject matter hereof and thereof; provided that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms; provided, further, that the other agreements and arrangements relating to certain preexisting business understandings between Parent and its Affiliates, on the one hand, and the Acquired Companies, on the other hand, not related to the Transactions shall likewise not be superseded and shall remain in full force and effect in accordance with their terms.

Section 9.5 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. At the Closing, signature pages of counterparts may be exchanged by facsimile or by electronic transmittal of scanned images thereof, in each case subject to appropriate customary confirmations in respect thereof by the signatory for the party providing a facsimile or scanned image and that party’s counsel.

Section 9.6 Governing Law; Jurisdiction. This Agreement, and any Legal Proceeding arising out of, relating to, or in connection with this Agreement, shall be governed by, and construed in accordance with, the of the State of Delaware, regardless of the Legal Requirements that might otherwise govern under applicable principles of conflicts of laws thereof. In any Legal Proceeding between any of the parties arising out of or relating to this Agreement or any of the Transactions: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware (or, if (and only if) the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court sitting in the State of Delaware); (b) irrevocably waives any objection that it may now or hereafter have to the venue of any such action, dispute or controversy in any such court or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (c) agrees that it shall not bring any Legal Proceeding relating to this Agreement or the Transactions in any court other than the aforesaid courts.

Section 9.7 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES THAT ANY LEGAL PROCEEDING WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING ARISING OUT OF,

RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS. EACH PARTY ACKNOWLEDGES, AGREES AND CERTIFIES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD, IN THE EVENT OF LEGAL PROCEEDING, SEEK TO PREVENT OR DELAY ENFORCEMENT OF EITHER OF SUCH WAIVERS; (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS; (C) IT MAKES SUCH WAIVERS VOLUNTARILY; AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.7.

Section 9.8 Specific Performance; Remedies. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or the Offer were revoked, withdrawn, amended, modified or supplemented prior to the Expiration Date other than in the accordance with the terms and provisions of this Agreement. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement, to prevent revocation, withdrawal, modification or supplementation of the Offer prior to the Expiration Date in any manner not permitted by this Agreement and to enforce specifically the terms and provisions of this Agreement, the Offer and the Merger, this being in addition to any other remedy to which they are entitled at law or in equity. The Company, on the one hand, and Parent and Purchaser, on the other hand, hereby agree not to raise any objections (including any objection on the basis that there is an adequate remedy at law or that an award of such remedy is not an appropriate remedy for any reason at law or equity) to the availability or issuance of an injunction or injunctions, or to any other remedy a party (or parties) is entitled to in equity, to prevent breaches of this Agreement by such party (or parties), to prevent revocation, withdrawal, modification or supplementation of the Offer prior to the Expiration Date and to enforce specifically the terms and provisions of this Agreement, the Offer and the Merger; provided that the foregoing shall in no way limit the ability of the parties to challenge or defend the merits of any such action. For the avoidance of doubt, each party agrees that there is not an adequate remedy at law for a breach of this Agreement by any party. Except as provided in Section 8.3, all rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 9.9 Assignability. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void, except that (a) Purchaser may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any entity that is wholly owned directly by Parent without the consent of the Company, (b) Parent may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any entity that is wholly owned directly by Parent without the consent of the Company, provided that Parent shall not be relieved of any of its obligations hereunder, and (c) from and after the Effective Time, Parent and Purchaser may, without the prior written consent of the Company, assign its rights, but not its obligations, under this Agreement to any of its lenders as collateral security for obligations to such lenders, provided that each of Parent and Purchaser shall remain responsible for the performance of all of its obligations hereunder.

Section 9.10 Third Party Beneficiaries. Except as set forth in Section 6.2, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.11 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered and received (a) upon receipt when delivered by hand, (b) two (2) Business Days after being sent for overnight delivery by nationally recognized courier or express delivery service, or (c) if sent by facsimile or email transmission, upon transmission which requires confirmation specifically by the receiving party if transmitted by facsimile or email transmission:

if to Parent or Purchaser:

Donuts Inc.

Attention: Bruce Jaffe and Alvaro Alvarez

10500 NE 8th St, Suite #1450

Bellevue, Washington 98004

Facsimile: 424.254.8537

Email: bruce@donuts.email and alvaro@donuts.email

with a copy (which shall not constitute notice) to:

Perkins Coie LLP

Attention: Jens Fischer, Lance Bass and Georges Yates

1201 Third Avenue, Suite 4900

Seattle, Washington 98101

Facsimile No.: (206) 359-8000

Email: JFischer@perkinscoie.com, LBass@perkinscoie.com and GYates@perkinscoie.com if to the Company:

Rightside Group, Ltd.

Attention: Taryn Naidu and Rick Danis

5808 Lake Washington Blvd NE, Suite 300

Kirkland, Washington 98033

Facsimile (425) 298-2763

Email: taryn@rightside.rocks and rick@rightside.attorney

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

701 Fifth Avenue, Suite 5100

Seattle, Washington 98104

Attention: Patrick J. Schultheis, Bradley L. Finkelstein and Jeana S. Kim

Facsimile: (206) 883-2699

Email: pschultheis@wsgr.com, bfinkelstein@wsgr.com and jskim@wsgr.com

Section 9.12 Severability. If any term or other provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any Legal Requirement or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.13 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number includes the plural, and vice versa; the masculine gender includes the feminine and neuter genders; the feminine gender includes the masculine and neuter genders; and the neuter gender includes masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, (i) all references in this Agreement to “Articles,” “Sections,” “Subsections,” “Exhibits,” “Annexes,” “Parts” and “Schedules” are intended to refer to Articles or Sections (including Subsections) of this Agreement and Exhibits, Annexes or Schedules (including, where applicable, the Company Disclosure Schedule and its Parts) to this Agreement, (ii) any definition of or reference to any Contract or Legal Requirement herein shall be construed as referring to such Contract or Legal Requirement as from time to time amended, supplemented or otherwise modified (except for any Contracts required to be included on the Company Disclosure Schedule); (iii) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns; and (iv) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof.

(e) Any reference herein or in the Company Disclosure Schedule to documents having been furnished, provided, delivered, made available or disclosed to Purchaser, Parent or their respective Representatives, or words of similar import, shall be deemed to refer to such documents as were made available and accessible to Parent and Parent’s Representatives for their review by posting to the electronic data room hosted by Donnelley Financial Solutions Venue on or before 10:00 a.m. (New York City time) as of two (2) Business Days immediately prior to the date hereof.

(f) All capitalized terms not defined in the Company Disclosure Schedule shall have the meanings assigned to them in this Agreement. Any disclosure set forth in the Company Disclosure Schedule shall provide an exception to or otherwise qualify (i) the representations and warranties of the Company contained in the Section or Subsection of this Agreement corresponding by number to such disclosure and (ii) the other representations and warranties of the Company in this Agreement to the extent it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such other representations and warranties. The listing of any matter on the Company Disclosure Schedule shall not be deemed to constitute an admission by the Company, or to otherwise imply, that any such matter is material, that any such matter is required to be disclosed by the Company under this Agreement or that any such matter falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in the Company Disclosure Schedule relating to any possible breach or violation by the Company of any Contract or Legal Requirement shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.

(g) The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

RIGHTSIDE GROUP, LTD.

By:	/s/ Taryn Naidu
	Name:	Taryn Naidu
	Title:	CEO

[Signature Page to Agreement and Plan of Merger]

DONUTS INC.

By:	/s/ Bruce Jaffe
	Name:	Bruce Jaffe
	Title:	President and CEO

DTS SUB INC.

By:	/s/ Bruce Jaffe
	Name:	Bruce Jaffe
	Title:	President

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A and Annex I):

“Acceptable Confidentiality Agreement” is defined in Section 5.3(a) of the Agreement.

“Acquired Company Returns” is defined in Section 3.16(a) of the Agreement.

“Acquired Companies” means the Company and each of its Subsidiaries, collectively.

“Acquisition Proposal” means any offer or proposal (other than an offer or proposal made or submitted by Parent or Purchaser) relating to, or that could reasonably be expected to lead to, any Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of transactions (other than the Transactions) involving:

(a) any merger, consolidation, business combination or similar transaction or series of transactions involving the Company (i) pursuant to which any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), other than stockholders of the Company (as a group) immediately prior to the consummation of such transaction, would hold Shares representing more than fifteen percent (15%) of the outstanding Shares after giving effect to the consummation of such transaction or (ii) as a result of which the stockholders of the Company (as a group) immediately prior to the consummation of such transaction would hold Shares representing less than eighty five percent (85%) of the outstanding Shares after giving effect to the consummation of such transaction;

(b) any direct or indirect sale, license, lease, transfer, exchange or other disposition, in any transaction or series of transactions of any business or tangible or intangible assets representing fifteen percent (15%) or more of the consolidated assets of the Acquired Companies (or assets that account for fifteen percent (15%) of the Acquired Companies’ consolidated income or revenue), taken as a whole;

(c) any direct or indirect issuance, sale, or other disposition, in any transaction or series of transactions, of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing fifteen percent (15%) or more of the outstanding shares of capital stock or voting power of any Acquired Company; or

(d) any tender offer or exchange offer, in any transaction or series of transactions, that if consummated would result in or would reasonably be expected to result in any Person or group beneficially owning fifteen percent (15%) or more of the outstanding Shares or voting power of the Company or in which any Person or group will acquire the right to acquire beneficial ownership of fifteen percent (15%) or more of the outstanding Shares or voting power of the Company.

“Adjusted Award” has the meaning assigned to such term in the Company Equity Plan.

A-i

“Adverse Change Recommendation” is defined in Section 5.3(d) of the Agreement.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” means the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

“Alternative Acquisition Agreement” is defined in Section 5.3(d) of the Agreement.

“Antitrust Laws” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade.

“Balance Sheet” is defined in Section 3.7 of the Agreement.

“beneficial ownership” (and its correlative terms) shall have the meaning assigned to such term in Rule 13d-3 under the Exchange Act.

“Book-Entry Shares” is defined in Section 2.6(b) of the Agreement.

“Business Day” means any day other than a Saturday, Sunday and any day on which banking institutions located in New York, New York are authorized or required by any Legal Requirement to close.

“Certificates” is defined in Section 2.6(b) of the Agreement.

“Change of Recommendation Notice” is defined in Section 5.3(e) of the Agreement.

“Closing” is defined in Section 2.3 of the Agreement.

“Closing Date” is defined in Section 2.3 of the Agreement.

“COBRA” means the provisions of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code and all regulations thereunder and any similar Legal Requirement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” is defined in the preamble to the Agreement.

“Company 401(k) Plan” is defined in Section 6.13(c) of the Agreement.

A-ii

“Company Associate” means any current or former employee (including any officer) and any other individual who is an independent contractor, consultant or a director, in each case, of any Acquired Company.

“Company Board” is defined in Recital C of the Agreement.

“Company Board Recommendation” is defined in Section 1.2(a) of the Agreement.

“Company Bylaws” is defined in Section 3.2(a) of the Agreement.

“Company Charter” is defined in Section 3.2(a) of the Agreement.

“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.

“Company Disclosure Schedule” means the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent immediately prior to the execution of the Agreement.

“Company Employee Agreement” means each management, employment, severance, termination pay, stay-bonus, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between: (a) any of the Acquired Companies; and (b) any Company Associate, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements) without any contractual obligation on the part of any Acquired Company to make any severance, termination, change in control or similar payment or to provide any benefit (including accelerated vesting of any award under an Employee Plan).

“Company Equity Plan” means the Company’s 2014 Incentive Award Plan, as amended from time to time.

“Company Financial Advisor” is defined in Section 3.24 of the Agreement.

“Company Managed IP” is defined in Section 3.10(a) of the Agreement.

“Company Owned IP” means all Intellectual Property Rights that are owned or purported to be owned by any of the Acquired Companies.

“Company Owned Registered IP” is defined in Section 3.10(a) of the Agreement.

“Company Plans” is defined in Section 6.13 of the Agreement.

“Company Preferred Stock” means the preferred stock, $0.0001 par value per share, of the Company.

“Company Registered IP” is defined in Section 3.10(a) of the Agreement.

A-iii

“Company Restricted Stock Unit Award” means a contractual right awarded under the Company Equity Plan to receive in the future a share or shares of Company Common Stock or the cash value of such share or shares. For the avoidance of doubt, the term Company Restricted Stock Unit Award includes any Adjusted Awards granted under the Company Equity Plan.

“Company SEC Documents” is defined in Section 3.6(a) of the Agreement.

“Company Stock Options” means all options to purchase shares of Company Common Stock (whether granted by the Company pursuant to the Company Equity Plan, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted). For the avoidance of doubt, the term Company Stock Options includes any Adjusted Awards granted under the Company Equity Plan.

“Comparable Plans” is defined in Section 6.13 of the Agreement.

“Confidentiality Agreement” is defined in Section 5.1(a) of the Agreement.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including by any Governmental Body).

“Continuing Employees” is defined in Section 6.13(a) of the Agreement.

“Contract” means any written contract, or any other binding agreement, subcontract, lease, sublease, understanding, instrument, bond, debenture, note, mortgage, indenture, loan, credit agreement, arrangement, option, warrant, warranty, purchase order, license, sublicense, covenant not to sue or assert, insurance policy, or legally binding commitment or undertaking of any nature, including all amendments, supplements or modifications thereto.

“COTS Software” means commercially available “off-the-shelf” software licensed to any Acquired Company in object code form for an aggregate license fee of no more than $20,000 per year.

“Customs Duty” means any Tax, tariff, fee, expense, processing charge or other impost imposed by any Governmental Body upon any item by reason of such item’s importation into the United States or any other country.

“Debt” means the Company’s and the other Acquired Companies’ (a) liabilities for borrowed money, whether secured or unsecured, and obligations evidenced by bonds, debentures, notes or similar debt instruments, (b) liabilities for the deferred purchase price of any property, goods or services excluding trade accounts payable and accrued expenses incurred in the ordinary course of business consistent with such Entity’s customary trade practices, (c) liabilities in respect of any lease of (or other arrangements conveying the right to use) real or personal property, or a combination thereof, which liabilities are required to be classified and accounted for under GAAP as capital leases, (d) obligations under derivative contracts (valued at the termination value thereof) and any interest rate protection agreements, swap agreements, collar agreements and similar hedging agreements, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired, (f) liabilities for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in the foregoing clauses (a) through (e) to the extent of the obligation secured, (g) all liabilities for guarantees of another Person (other than any Acquired Company) in respect of liabilities of the type set forth in the foregoing clauses (a) through (f), and (h) obligations in respect of principal, accrued interest penalties, fees and premiums in respect of the type set forth in the foregoing clauses (a) through (g).

A-iv

“Definitive Debt Documents” is defined in Section 6.14(b) of the Agreement.

“DGCL” means the Delaware General Corporation Law, as amended.

“Dissenting Shares” is defined in Section 2.8 of the Agreement.

“DOJ” means the U.S. Department of Justice.

“DOL” means the U.S. Department of Labor.

“Effective Time” is defined in Section 2.3 of the Agreement.

“Employee Matters Agreement” means that certain Employee Matters Agreement by and between Demand Media, Inc. and Company dated August 1, 2014.

“Employee Plan” means any retirement, pension, profit sharing, deferred compensation, stock bonus, savings, bonus, incentive, cafeteria, medical, dental, vision, hospitalization, life insurance, accidental death and dismemberment, medical expense reimbursement, dependent care assistance, tuition reimbursement, disability, sick pay, holiday, vacation, severance, change of control, stock purchase, stock option, restricted stock, phantom stock, stock appreciation rights, fringe benefit or other employee benefit plan, fund, policy, program, contract, arrangement or payroll practice of any kind (including any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA) or any employment, consulting or personal services contract, whether written or oral, qualified or nonqualified, funded or unfunded, or domestic or foreign, (a) sponsored, maintained or contributed to by any Acquired Company or ERISA Affiliate (or to which any Acquired Company or ERISA Affiliate is a party) for the benefit of any current or former officer, manager, director, employee, independent contractor or agent of any Acquired Company (or any dependent or beneficiary of any such individual), and (b) with respect to which any Acquired Company has (or could have) any obligation or liability.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, option, right of first refusal, right of first offer, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“End Date” has the meaning set forth in Section 8.1(d) of the Agreement.

“Enforceability Exceptions” means (a) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Legal Requirement of general applicability affecting or relating to creditors’ rights generally, and (b) general principles of equity, whether considered in a proceeding at law or in equity.

A-v

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” means any federal, state, local or foreign Legal Requirement or Permit relating to pollution or protection of human health (as it relates to exposure to Hazardous Materials) or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport, handling of, or exposure to, Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any corporation, partnership, limited liability company, sole proprietorship, trade, business or other Person that, together with any Acquired Company, is (or, at the relevant time, was) treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001(a)(14) or 4001(b)(1) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expiration Date” is defined in Section 1.1(d) of the Agreement.

“Financing Sources” means the financial institutions who are parties to one or more of the Financing Letters, including their respective successors and assigns.

“FTC” means the U.S. Federal Trade Commission.

“GAAP” is defined in Section 3.6(b) of the Agreement.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity or any court, arbitrator, arbitration panel or other tribunal).

“Hazardous Materials” means any waste, material, or substance that is listed, regulated or defined under any Environmental Law because of its dangerous or deleterious properties and includes any pollutant, chemical substance, hazardous substance, hazardous waste, toxic waste, toxic chemical, special waste, asbestos, mold, radioactive material, polychlorinated biphenyls, lead-based paint, petroleum or petroleum-derived substance or waste.

A-vi

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“ICANN” means the Internet Corporation for Assigned Names and Numbers, a California nonprofit public benefit corporation.

“Inbound License” is defined in Section 3.10(c) of the Agreement.

“Indemnified Parties” is defined in Section 6.2(a) of the Agreement.

“Intellectual Property” means any or all of the following throughout the world: (a) all inventions (whether or not patentable), improvements, trade secrets, proprietary information, know how, compositions, software, development tools, technology, techniques, procedures, methodologies, confidential information, technical data, customer or vendor lists, pricing or cost information, and business or marketing plans or proposals, and all tangible or intangible proprietary information; (b) all works of authorship (in both published and unpublished works); (c) all industrial designs; (d) all trademarks (including all common law trademarks), trade names, logos, and service marks, and all goodwill for any of the foregoing; (e) all databases and data collections; (f) all telephone numbers, internet addresses and domain names; and (g) all tangible items, documentation and media containing, describing or relating to any of the foregoing including manuals, memoranda and records wherever created throughout the world.

“Intellectual Property Rights” means and includes all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) patents, utility models, industrial rights; (b) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, and mask works; (c) trademark, trade name, service marks and trade name rights; (d) know-how trade secret rights; (e) other proprietary rights in Intellectual Property of every kind and nature; (f) any other similar or equivalent rights to any of the foregoing anywhere in the world; (g) all registrations, renewals, extensions, combinations, provisions, continuations and continuations-in-part thereof, and all patents, applications, registrations, documents and filings claiming priority to or serving as a basis for priority thereof, divisions, or reissues of, and applications for, any of the rights referred to in clauses (a) through (f) above; and (h) rights or obligations to use, enforce, or to refrain from enforcing any of the rights referred to in clauses (a) through (f) above.

“International Employee Plan” means any Employee Plan that is mandated by a non-United States Governmental Body or subject to the Legal Requirements of any jurisdiction outside of the United States.

“Intervening Event” shall mean any positive material development or event, or positive material change in circumstances, that materially affects the financial condition of the Company and the other Acquired Companies, or their business and operations, taken as a whole, that (a) was not known or reasonably foreseeable (or the consequences of which were not known or reasonably foreseeable) by the Company Board as of or prior to the date hereof, (b) occurs or arises after the date hereof, and (c) did not result from a breach by the Company or any other Acquired Company of any representations, warranties, covenants or other agreements in this Agreement; provided that (i) in no event shall any change in the market price, trading volume or

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ratings of any securities or indebtedness of any of the Acquired Companies constitute an Intervening Event, provided that the underlying causes of any such change may be considered in determining whether an Intervening Event has occurred, and (ii) in no event shall the receipt, existence of or terms of any Acquisition Proposal or any matter relating thereto or direct consequence thereof constitute an Intervening Event.

“In-the Money Company Stock Option” means each validly granted Company Stock Option (whether vested or unvested) outstanding immediately before the Effective Time with an exercise price per share of Company Common Stock that is less than an amount equal to the Merger Consideration.

“IP Licenses” is defined in Section 3.10(c) of the Agreement.

“IRS” means the U.S. Internal Revenue Service.

“knowledge” with respect to (a) the Company means the actual knowledge of the individuals named in Part A.1 of the Company Disclosure Schedule after reasonable inquiry of the matter in question and (b) Parent or Purchaser means with respect to any matter in question the actual knowledge of Parent’s executive officers after reasonable inquiry of the matter in question.

“Leased Real Property” is defined in Section 3.9(b) of the Agreement.

“Leased Personal Property” is defined in Section 3.9(b) of the Agreement.

“Legal Proceeding” means any action, dispute, claim, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, directive, ruling, judgment, order, injunction, arbitration award, agency requirement, license, permit or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of NASDAQ).

“Material Adverse Effect” means any change, event, condition, occurrence, fact, circumstance, effect, action or omission that, individually or in the aggregate, does or would reasonably be expected to (i) result in a material adverse effect on the assets, liabilities, business, properties, financial condition, results of operations or prospects of the Acquired Companies taken as a whole or (ii) prevent, materially impede or materially delay the consummation by the Company of the Merger or the other Transactions; provided, however, that a Material Adverse Effect shall not include any changes, events, conditions, occurrences, facts, circumstances, effects, actions or omissions (by itself or when aggregated or taken together with any and all other changes, events, conditions, occurrences, facts, circumstances, effects, actions or omissions) resulting from, attributable to or arising out of any of the following (in the case of any

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change, event, condition, occurrence, fact, circumstance, effect, action or omission described in any of clauses (a), (b), (d), (e), (f) or (g), except to the extent such changes, events, conditions, occurrences, facts, circumstances, effects, actions or omissions events disproportionately impact the Acquired Companies in any material respect relative to other companies operating in any industry or industries in which the Acquired Companies operate): (a) general conditions of the economy in the United States or any other country or region in the world (or changes in such conditions), or conditions in the global economy generally; (b) political conditions (or changes in such conditions) in the United States or any other country or region in the world or any acts of terrorism, sabotage or war (including any escalation or general worsening of any such acts of terrorism, sabotage or war) in the United States or any other country or region in the world; (c) change in the Company’s stock price or the trading volume of the Company’s stock, in and of itself, or any failure of the Company to meet analysts’ expectations or projections of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings, or other financial performance, or results of operations for any period, in and of itself (it being understood that the changes underlying or contributing to any such failure may be considered in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent not otherwise required to be excluded under this definition); (d) any change in any Legal Requirement or other legal or regulatory condition (or the interpretation thereof) or GAAP or other accounting standards (or the interpretation thereof) except to the extent such change would make the Financing illegal, or directly prohibits the Financing; (e) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including changes in interest rates in the United States or any other country, and changes in exchange rates for the currencies of any countries; (f) conditions (or changes in such conditions) generally affecting the industries in which the Acquired Companies conduct business; (g) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, and other force majeure events in the United States or any other country or region in the world; (h) the announcement of this Agreement or the pendency of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Acquired Companies with employees, suppliers, customers, partners, vendors or any other third Person; (i) the compliance by the Company with the terms of this Agreement, including any action taken or refrained from being taken pursuant to or in accordance with this Agreement; (j) any action taken or refrained from being taken to which Parent has expressly approved, consented to or requested in writing following the date hereof; (k) any Legal Proceeding commenced or threatened by any current or former stockholder of the Company (on their own behalf or on behalf of the Company) against the Company, any of its executive officers or other employees or any member of the Company Board in connection with, arising from or otherwise relating to the Offer, the Merger or any other Transaction (including any Legal Proceeding alleging or asserting any misrepresentation or omission in any documents (including exhibits and all other information incorporated therein) filed with or furnished to the SEC, provided that the underlying facts with respect to any such Legal Proceeding may, if true, be considered when determining whether a Material Adverse Effect has occurred); or (l) the availability or cost of equity, debt or other financing to Parent or Purchaser.

“Material Contract” is defined in Section 3.11(a) of the Agreement.

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“Merger” is defined in Recital B of the Agreement.

“Merger Consideration” is defined in Section 2.6(a)(iii) of the Agreement.

“Minimum Condition” is defined in Section (1) of Annex I to the Agreement.

“NASDAQ” means the NASDAQ Global Select Market.

“OFAC” means the Office of Foreign Assets Control, within the U.S. Department of Treasury.

“Offer” is defined in Recital A of the Agreement.

“Offer Acceptance Time” is defined in Section 5.3(e) of the Agreement.

“Offer Conditions” is defined in Section 1.1(b) of the Agreement.

“Offer Documents” is defined in Section 1.1(h) of the Agreement.

“Offer Price” is defined in Recital A of the Agreement.

“Offer to Purchase” is defined in Section 1.1(c) of the Agreement.

“Open Source Materials” means all software that is distributed under an open source licensing model which requires as a condition of the license that the licensee (a) provide sublicensees with access to the source code of the licensed software and any derivative works thereof, (b) provide for further royalty-free distribution of the licensed software and any derivative works thereof by sublicensees, or (c) grant licensor or any third party a license to use any patents owned by the licensee that may be infringed by the licensor’s code and any derivative works thereof, including the GNU General Public License (GPL), GNU Library or “Lesser” General Public License (LGPL), Mozilla Public License (MPL) and Developers Open Source Public License (DOSPL).

“Other Company Stock-Based Award” means each unvested restricted stock award and other right, contingent or accrued, to acquire or receive shares of Company Common Stock or benefits measured by the value of such shares, and each award of any kind consisting of shares of Company Common Stock that may be held, awarded, outstanding, payable or reserved for issuance under the Company Equity Plan, in each case other than Company Stock Options and Company Restricted Stock Unit Awards. For the avoidance of doubt, vested restricted stock awards shall be Company Common Stock for the purposes of this Agreement and unvested restricted stock awards shall not be Company Common Stock for the purposes of this Agreement.

“Outbound License” is defined in Section 3.10(c) of the Agreement.

“Parent” is defined in the preamble to the Agreement.

“Paying Agent” is defined in Section 2.7(a) of the Agreement.

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“Payment Fund” is defined in Section 2.7(a) of the Agreement.

“Permit” is defined in Section 3.14 of the Agreement.

“Permitted Encumbrance” means: (a) any Encumbrance that arises out of Taxes not yet due and payable, or the validity of which is being contested in good faith by appropriate proceedings (provided that reserves required pursuant to GAAP have been made in respect thereof); (b) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts that are not yet due or payable or the validity of which are being contested in good faith by appropriate proceedings (provided that appropriate reserves required pursuant to GAAP have been made in respect thereof); (c) statutory or common law liens or Encumbrances to secure landlords, lessors or renters under leases or rental agreements, (d) liens or Encumbrances imposed on the underlying fee interest in Leased Real Property; (e) Encumbrances securing obligations under the Company’s Credit Agreement, as amended, with Silicon Valley Bank, and the loan documents related thereto; and (f) any other Encumbrance incurred in the ordinary course of business that is not reasonably likely to adversely interfere in any material respect with the existing or intended use or value of the property or assets subject to such Encumbrance.

“Person” means any individual, Entity or Governmental Body.

“Pre-Closing Period” means the period from the date of this Agreement until the earlier to occur of (a) the Effective Time or (b) the valid termination of this Agreement pursuant to Section 8.1 of the Agreement.

“Purchaser” is defined in the preamble to the Agreement.

“Real Property Leases” is defined in Section 5.1(b).

“Redacted Fee Letter” is defined in Section 4.7(b).

“Registered IP” means all Intellectual Property Rights that are registered, issued, filed or applied for under the authority of any Governmental Body.

“Registry Agreements” is defined in Section 6.1(a).

“Release” means any emission, spill, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping or disposal of Hazardous Materials from any source into or upon the environment.

“Representatives” means, collectively, officers, directors, managers, employees, attorneys, accountants, investment bankers, lenders, financing sources, consultants, agents, advisors and other representatives.

“Schedule 14D-9” is defined in Section 1.2(b) of the Agreement.

“Schedule TO” is defined in Section 1.1(h) of the Agreement.

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“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Shares” is defined in Recital A of the Agreement.

“Specified Agreement” is defined in Section 8.1(e) of the Agreement.

“Stockholder List Date” is defined in Section 1.2(c) of the Agreement.

“Subsidiary” means an Entity owned wholly or in part by another Person, which other Person owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least fifty percent (50%) of the outstanding equity or economic interests of such Entity.

“Substituted Cash Award” is defined in Section 2.9(b) of the Agreement.

“Superior Offer” means a bona fide written Acquisition Proposal made by a third party after the date of this Agreement and not solicited in breach of Section 5.3 of the Agreement, that the Company Board determines, in good faith, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, to be more favorable to the Company’s stockholders from a financial point of view than the terms of the Offer and the Merger and is reasonably capable of being completed on the terms proposed, taking into account all factors deemed relevant, and for which financing, if a cash transaction, is not a condition to the consummation of the purchase transaction and is reasonably determined to be available, by the Company Board; provided, however, that for purposes of the definition of “Superior Offer” each reference to “fifteen percent (15%)” in the definition of “Acquisition Transaction” shall be deemed to be a reference to “fifty percent (50%).”

“Surviving Corporation” is defined in Recital B of the Agreement.

“Takeover Laws” means, collectively, (a) any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” “business combination statute or regulation” or other similar state anti-takeover Legal Requirements, and (b) Section 203 of the DGCL.

“Tax” means any tax (including any federal, state, local and foreign income tax, franchise tax, profits tax, capital gains tax, gross receipts tax, value added tax, surtax, estimated tax, employment tax, unemployment tax, payroll tax, national health insurance tax, excise tax, Code Section 59A tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, capital stock tax, severances tax, disability tax, production tax, occupancy tax, withholding tax, license tax, environmental tax or alternative or add-on minimum tax), levy, assessment, tariff, duty (including any Customs Duty), and any charge or amount (including any fine, penalty, interest or addition and any interest in respect of such penalties, fines and additions) related to any tax, imposed, assessed or collected by or under the authority of any Governmental Body.

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“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body or any payee in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Termination Fee” means an amount equal to Seven Million Seven Hundred Thousand Dollars ($7,700,000).

“Trade Laws” is defined in Section 3.26 of the Agreement.

“Transactions” means all of the transactions contemplated by this Agreement, including the Offer and the Merger.

“WARN” is defined in Section 3.17(b) of the Agreement.

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ANNEX I

CONDITIONS OF THE OFFER

Notwithstanding any other terms or provisions of the Offer or the Agreement and Plan of Merger to which this Annex I is attached (the “Agreement”), Purchaser shall not be obligated to accept for payment, and, subject to the rules and regulations of the SEC (including Rule 14e-l(c) promulgated under the Exchange Act), shall not be obligated to pay for, and may delay the acceptance for payment of or payment for, any validly tendered Shares pursuant to the Offer (and not theretofore accepted for payment or paid for), if:

(1) There shall not have been validly tendered (and not validly withdrawn) immediately prior to the Expiration Date that number of Shares which, when added to the Shares owned by Parent and its Subsidiaries (if any), would represent at least a majority of the Shares outstanding (assuming conversion or exercise of all derivative securities convertible or exercisable immediately prior to the Expiration Date, regardless of the conversion or exercise price), excluding as Shares for the purposes of this condition any Shares tendered pursuant to guaranteed delivery procedures and not actually delivered prior to the Expiration Date (the “Minimum Condition”);

(2) Immediately prior to the expiration of the Offer, any of the following conditions shall not have been satisfied (or, to the extent permitted under this Agreement and applicable Legal Requirements, waived):

(a) The representations and warranties of the Company (i) set forth in Section 3.7(b) (Material Adverse Effect) of the Agreement shall have been accurate in all respects as of the date of the Agreement and shall be accurate in all respects at and as of the Expiration Date with the same effect as though made as of the Expiration Date, (ii) set forth in the first sentence of Section 3.3(a), the first three sentences of Section 3.3(c), all of Section 3.3(e) and all of Section 3.3(f) (Capitalization) of the Agreement shall have been accurate in all respects as of the date of the Agreement and shall be accurate in all respects at and as of the Expiration Date with the same effect as though made as of the Expiration Date (in each case except to the extent expressly made as of an earlier date, in which case as of such earlier date), provided that such representations and warranties referenced in this clause (ii) shall be deemed accurate in all respects unless the failure to be so true and accurate would reasonably be expected to result in additional cost, expense or liability to Parent, Purchaser or any Acquired Company, or additional amounts payable by Parent or Purchaser hereunder, of more than $200,000 in the aggregate, (iii) set forth in Section 3.3 (other than the sections specifically identified in clause (i) of this subpart (a)), Section 3.4 (Authority), Section 3.22 (Inapplicability of Takeover Laws), Section 3.24 (Fairness Opinion) and Section 3.25 (Brokers and Finders) of the Agreement shall have been accurate in all material respects as of the date of the Agreement and shall be accurate in all material respects at and as of the Expiration Date with the same effect as though made as of the Expiration Date (in each case except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (iv) set forth in the Agreement, other than those Sections specifically identified in clauses (i), (ii) and (iii) of this paragraph (a), shall have been accurate (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date of the Agreement and shall be accurate

(disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) at and as of the Expiration Date with the same effect as though made as of the Expiration Date (in each case except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iv), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect;

(b) The Company shall have performed or complied in all material respects with all covenants and obligations that the Company is required to comply with or to perform under the Agreement prior to the Expiration Date;

(c) Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company to the effect that the conditions in clauses (2)(a) and (2)(b) above have been satisfied;

(d) Since the date of this Agreement, there shall not have occurred a Material Adverse Effect;

(e) The waiting period applicable to the Offer under the HSR Act shall have expired or been terminated;

(f) (i) On behalf of each of the Acquired Companies that owns or otherwise holds a top-level domain, the Company shall have provided advance notice of the Transactions to ICANN and the related “Change of Control” pursuant to Section 7.5 of the applicable Registry Agreements, and (ii) with respect to each such Acquired Company, either (A) the Company shall have received notice of ICANN’s express consent to the Transactions pursuant to Section 7.5 of the applicable Registry Agreements, or (B) the time periods specified in Section 7.5(d) of the applicable Registry Agreements shall have elapsed and ICANN shall not have expressly denied or expressly withheld its consent to the Transactions;

(g) There shall not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Offer or the Merger nor shall any action have been taken, or any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acceptance for payment of or payment for Shares or the consummation of the Offer or the Merger or the Financing;

(h) There shall not be pending any Legal Proceeding by a Governmental Body having authority over Parent, Purchaser or any Acquired Company (1) challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger, (2) seeking to restrain or prohibit Parent’s or its Affiliates ownership or operation of the business or assets of the Acquired Companies, or of Parent or Affiliates, or to compel Parent or any of its Affiliates to dispose of or hold separate all or any portion of the business or assets of the Acquired Companies or of Parent or its Affiliates or (3) seeking to impose or confirm material limitations on the ability of Parent or any of its Affiliates effectively to exercise full rights of ownership of the Shares, in each case that would constitute an Antitrust Restraint; and

(i) The Agreement shall not have been validly terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser; provided that the Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.